Exhibit 2.1

UNIT PURCHASE AGREEMENT

BY AND AMONG

COGENT PARTNERS, LP, CP COGENT SECURITIES LP,
COGENT PARTNERS EUROPE LLP,

GREENHILL & CO., INC.

AND

THE SELLERS AND SELLER REPRESENTATIVE NAMED HEREIN

DATED AS OF FEBRUARY 9, 2015

i

INDEX OF EXHIBITS AND SCHEDULES
SCHEDULE I	Sellers

SCHEDULE II	Signing Date Non-Compete Agreements

SCHEDULE 2.4(A)	Sample Working Capital Calculation

SCHEDULE 2.5(A)	Certain Excluded Revenues

SCHEDULE 8.2	Certain Actions

SCHEDULE 8.6(A)	Employees and Benefits

Exhibits

Exhibit A	Transaction Consideration Disbursement Schedule

Exhibit B	Purchaser Revenue Recognition Policy

Sellers Disclosure Schedules

Companies Disclosure Schedules

v

UNIT PURCHASE AGREEMENT

THIS UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of February 9, 2015, is by and among Cogent Partners, LP, a Texas limited partnership (“CP LP”), CP Cogent Securities, LP, a Texas limited partnership (“CP CS”) and Cogent Partners Europe, LLP, a UK limited liability partnership (“CPE” and collectively with CP LP and CP CS, the “Companies”), Greenhill & Co., Inc., a Delaware corporation (“Purchaser”), the holders of outstanding partnership or limited liability partnership, as applicable, interests in the Companies (collectively, the “Units”) set forth on Schedule I hereto (each, a “Seller” and, collectively, the “Sellers”), and Stephen Sloan, in his capacity as Seller representative pursuant to Section 2.7 hereunder (the “Seller Representative”).

RECITALS

WHEREAS, the Companies are engaged in the business of providing investment consulting and advisory services to institutional private equity investors and other related institutions;

WHEREAS, the Sellers (together with certain of the Companies that are limited or general partners of certain other Companies) collectively own all of the issued and outstanding Units and other equity interests in the Companies;

WHEREAS, Purchaser, the Companies and the Sellers (each of which is sometimes referred to herein as a “Party” or, collectively, as the “Parties”) desire to enter into this Agreement pursuant to which, among other things, the Sellers shall sell to Purchaser and Purchaser shall acquire from the Sellers the Units, following which Purchaser will own, directly or indirectly, 100% of the outstanding equity interests in the Companies (the “Acquisition”);

WHEREAS, simultaneously herewith, the Sellers have delivered or caused to be delivered to Purchaser duly executed non-compete agreements of each individual listed in Schedule II (the “Signing Date Non-Compete Agreements”); and

WHEREAS, the Sellers desire to appoint the Seller Representative to act as the sole and exclusive agent of the Sellers and to take such actions on behalf of the Sellers in connection with and as contemplated by this Agreement, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

GLOSSARY OF DEFINED TERMS

Section 1.1       Definitions.  As used herein, the following capitalized terms shall have the following meanings (terms defined in the singular to have the same meanings when used in the plural and vice versa):

“1017 Application” means an application to FINRA pursuant to NASD Rule 1017 for approval of the change of ownership or control of CP CS contemplated by this Agreement.

“Accrued Bonuses”  means an amount equal to (a) (i) 0.5 multiplied by (ii) the net revenues (calculated in accordance with GAAP) of the Consolidated Companies from January 1, 2015 through (but not including) the Closing Date, minus (b) all compensation expenses (including salary, benefits and payroll taxes) paid by the Consolidated Companies to the employees of the Companies during the period beginning on January 1, 2015 through (but not including) the Closing Date.

“Adjusted Applicable Percentage” means, with respect to any Seller, such Seller’s “Adjusted Applicable Percentage” as set forth in the Transaction Consideration Disbursement Schedule.

“Affiliate” or “Affiliates” means, as to any Person, any other Person controlling, controlled by or under common control with such Person.  As used in this definition, “controlling” (including, with its correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Applicable Percentage” means, with respect to any Seller, such Seller’s “Applicable Percentage” as set forth in the Transaction Consideration Disbursement Schedule.

“Balance Sheet Time” means 11:59 p.m. as of the day immediately preceding the Closing Date.

“Business Day” means any day on which commercial banks are not authorized or required to close in New York, New York or Dallas, Texas.

“Charter Documents” means, with respect to any Person, the certificate of incorporation and by-laws, certificate of formation and limited liability company agreement, partnership agreement, trust agreement or other similar governing document of such Person.

“Closing Cash Consideration” means cash in an aggregate amount of forty-four million twenty-five thousand four hundred sixty-six dollars ($44,025,466), of which ten million eight hundred thirty-two thousand two hundred fourteen dollars ($10,832,214) is payable to the Employee Sellers, and thirty-three million one hundred ninety-three thousand two hundred fifty two dollars ($33,193,252) is payable to the Non-Employee Sellers, in each case, in accordance with the terms hereof.

“Closing Consideration” means the Closing Cash Consideration plus the Closing Stock Consideration minus the Escrow Amount.

“Closing Stock Consideration” means an aggregate of seven hundred seventy-nine thousand four hundred sixty (779,460) shares (as adjusted for fractional shares) of Purchaser Common Stock payable to the Employee Sellers in accordance with the terms hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means the Licensed Company Intellectual Property and the Owned Company Intellectual Property.

“Companies’ knowledge” or “knowledge of the Companies” means the actual knowledge of a matter by Stephen Sloan, William Murphy, Erich Ephraim or Bernhard Engelien.

“Computer Software” means all computer software, including programs and applications, object and source code, databases, algorithms, and documentation therefor, in each case including all copyrights therefor.

“Consolidated Companies” means CP LP and its subsidiaries.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license or any other legally binding commitment or undertaking.

“Copyrights” means all works of authorship, whether copyrightable or not, copyrights, and mask works.

“CP Advisory Revenue” means, without duplication, (i) all net revenues of Purchaser and its Subsidiaries, determined in accordance with GAAP and recognized by Purchaser consistent with its revenue recognition policies set forth in Exhibit B, from (a) secondary market capital advisory transactions and/or directly related services and assignments, such as financing and valuation assignments, but excluding all such net revenues from the engagements sets forth on Schedule 2.5(a) and (b) general partner restructuring advisory transactions (in each case under this clause (i), regardless of who sourced or executed such transactions), plus (ii) such other revenue as Purchaser may determine to include in its sole discretion, (iii) any revenue pursuant to engagement letters outstanding immediately prior to Closing and recognized during the applicable Earn-Out Period and (iv) any revenue mutually agreed upon between the Purchaser and the Seller Representative to be included.

“Earn-Out Cash Consideration” means cash in an aggregate amount of eighteen million eight hundred sixty-eight thousand fifty seven dollars ($18,868,057), of which four million six hundred forty-two thousand three hundred seventy-seven dollars ($4,642,377) is payable to the Employee Sellers and fourteen million two hundred twenty-five thousand six hundred eighty $14,225,680 is payable to the Non-Employee Sellers, subject to and in accordance with Section 2.5(c) below.

“Earn-Out Stock Consideration” means three hundred thirty-four thousand fifty-four (334,054) shares (as adjusted for fractional shares) of Purchaser Common Stock payable to the Employee Sellers, subject to and in accordance with Section 2.5(c) below.

“Employee” means any employee, officer or individual independent contractor working for any of the Companies or any of their Subsidiaries (including those on temporary layoffs or approved leaves of absence).

“Employee Seller” means each individual identified as an “Employee Seller” on the Transaction Consideration Disbursement Schedule.

“Encumbrances” means any mortgages, liens (statutory or otherwise), security interests, claims, pledges, licenses, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, restrictions, imperfections in title, title defects, rights of possession, rights of first refusal, preemptive rights, right-of-ways, exceptions, limitations, charges or encumbrances of any nature (including any restrictions on the voting of any security, any restrictions on the transfer of any security or other asset, any restrictions on the receipt of any income derived from any asset, any restrictions on the use of any asset and any restrictions on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Laws” means all applicable Legal Requirements concerning public or worker health and safety (solely as it relates to human exposure to hazardous substances), the release, discharge, emission, spill, disposal of, or exposure to, hazardous or toxic substances or wastes, or pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq.

“ERISA Affiliate” means, with respect to an entity, any trade or business (whether or not incorporated) (i) under common control (within the meaning of Section 4001(b)(1) of ERISA) with such entity, or (ii) which, together with such entity, is treated as a single employer under Section 414(t) of the Code.

“FCA” means the UK Financial Conduct Authority.

“FCA Approval” means (i) the grant of approval of the FCA under section 189(4) of FSMA in respect of each acquisition of control (as defined in section 181 of FSMA) which results from the completion or closing of the Acquisition or (ii) the FCA being deemed under section 189(6) of FSMA through the expiry of time to have given such approval.

“Final Working Capital” means the Working Capital of the Companies and their Subsidiaries as of the Balance Sheet Time, as finally determined pursuant to Section 2.4.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FINRA Approval” means the approval by FINRA of the 1017 Application.

“Fraud” means, with respect to any Party, the knowing and intentional fraud of such Party upon another Party.

“FSMA” means the UK Financial Services and Markets Act 2000.

“GAAP” means United States generally accepted accounting principles then in effect.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, city, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official or ministry; (d) any court or other tribunal; or (e) self-regulatory organization.

“Indebtedness” of any Person means, without duplication, (i) the principal amount of, and accreted value and accrued and unpaid interest in respect of, (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property and all conditional sale obligations of such Person (including obligations in respect of earnouts or similar obligations, but excluding trade accounts payable and other accrued current liabilities); (iii) interest, premium, penalties (including any prepayment penalties or fees), fees, breakage costs and other obligations due and owing upon repayment of the obligations set forth in clause (i); (iv) off-balance sheet financings; (v) capitalized or synthetic lease obligations (as determined in accordance with GAAP); (vi) liabilities with respect to interest rates, currency or other hedging arrangements; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons to the extent the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons to the extent secured by any Encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, including such rights in and to:  (i) Trademarks; (ii) Patents, inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) Copyrights; (iv) confidential and proprietary information and data including trade secrets; (v) Computer Software; and (vi) domain names and uniform resource locators; in each case, as applicable, including any registrations of, applications to register, and renewals, modifications and extensions of, any of the foregoing with or by any Governmental Authority in any jurisdiction.

“Legal Requirements” means all applicable federal, state, local, municipal, foreign or other laws, statutes, constitutions, ordinances, codes, rules, regulations, orders, common law, requirements, binding policies, binding determinations or binding procedures enacted, adopted or promulgated by any applicable Governmental Authority, including any judgment, writ, injunction, award or decree of any court, administrative body, judge, justice or magistrate, including any bankruptcy court or judge, and any order of or by any Governmental Authority , including (for the avoidance of doubt) any rules or requirements of the FSMA, including those contained in the Handbook of the FCA, and FINRA rules.

“Material Adverse Effect” means, with respect to the Companies, any event, change, development, effect, occurrence or condition (each, an “Effect”) that, considered individually or in the aggregate with all other Effects, has had or would reasonably be expected to have, a material adverse effect on the assets, liabilities, properties, operations, business, financial condition  or results of operations of the Companies and their Subsidiaries taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any Effect directly or indirectly arising from or relating to (i) the execution, announcement, pendency or consummation of this Agreement or the transactions contemplated hereby (including the impact of any of the foregoing on relationships with customers or employees), (ii) general economic or political conditions or changes in such conditions, (iii) general conditions or changes in such conditions in the industry in which the Companies operate, (iv) any changes in GAAP or in any Legal Requirements or interpretations thereof, (v) any failure by the Companies to meet estimates or projections for any period (provided, however, that, subject to the other exceptions set forth herein any Effect that has caused or contributed to such failure to meet such estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (vi) any action taken (or omitted to be taken) at the written request or with the written consent of Purchaser, or the failure to take action as a result of any restrictions or prohibitions expressly set forth in this Agreement with respect to which Purchaser has been requested but refused to provide a waiver or consent in a timely manner or at all, (vii) the effect of any change in the United States or foreign economies or securities or financial markets in general and (viii) acts of war, sabotage or terrorism or natural disasters; except, in the case of clauses (ii), (iii), (iv), (vii) and (viii), to the extent such adverse Effect disproportionately affects or impacts the Companies and their Subsidiaries as compared to similarly situated companies in the industry in which the Companies and their Subsidiaries operate.

“Net Working Capital Adjustment Amount” means the result of Specified Assets minus the Net Working Capital Target, in each case as of the Balance Sheet Time (except with respect to Transaction Expenses, which shall be considered as of the Closing and subject to the qualification with regard to receivables set forth in the definition of Specified Assets), which result may be a positive or negative number.

“Net Working Capital Target” means the sum of (a) Specified Liabilities plus (b) five million dollars ($5,000,000).

“Non-Employee Seller” means each individual identified as a “Non-Employee Seller” on the Transaction Consideration Disbursement Schedule.

“Patents” means all issued patents, including design patents and utility patents, pending patent applications, and any and all reissues, divisions, continuations, continuations-in-part, continuing patent applications, reexaminations, reissues and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights.

“Permitted Encumbrances” means: (i) Encumbrances imposed by any Legal Requirement, including carriers’, warehousemen’s, materialmen’s and mechanics’ liens, arising in the ordinary course of business, not yet due and payable or which are being contested in good faith, and that will not, individually or in the aggregate, materially impair the value thereof or materially interfere with the operation of the Company’s or any of its Subsidiaries businesses or its right to use the property subject thereto; (ii) Encumbrances for Taxes not yet due and payable or which are being contested in good faith by any appropriate proceedings and for which adequate reserves have been established; (iii) as to any Real Property Lease, any Encumbrance affecting primarily the interest of the landlord and not the interest of the Companies or their Subsidiaries or which does not materially impair the current use of such Real Property Lease; (iv) as to any Company Intellectual Property, any non-exclusive licenses granted in respect of such Company Intellectual Property in the ordinary course of business and which does not materially impair the current use of such Company Intellectual Property; and (v) Encumbrances that will be discharged and satisfied in full on or prior to the Closing Date.

“Person” means a corporation, association, joint venture, general or limited partnership, limited liability company, trust, business, individual, government or political subdivision thereof, or governmental agency or authority, or any other legal entity.

“Plan” means a plan, program, policy, practice, contract, agreement or other arrangement providing for severance, vacation, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee compensation or benefits of any kind (in each case, whether written or unwritten), including any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA).

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Proceeding” means any judicial, administrative or arbitral action, suit or proceeding, claim, arbitration, mediation, audit, investigation or litigation, whether civil or criminal, at law or in equity, public or private, in each case, brought by or before a Governmental Authority, arbitrator, mediator or arbitral or similar panel.

“Purchaser’s knowledge” or “knowledge of Purchaser” means the knowledge of a matter by the Purchaser’s Chief Executive Officer, Chief Operating Officer or Chief Financial Officer.

“Purchaser Common Stock” means the common stock of Purchaser, par value $0.01 per share.

“Purchaser Material Adverse Effect” means, with respect to Purchaser, any Effect that, considered individually or in the aggregate with all other Effects, has had or would reasonably be expected to have, a material adverse effect on the assets, liabilities, properties, operations, business, financial condition or results of operations of Purchaser and its Subsidiaries taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any Effect directly or indirectly arising from or relating to (i) the execution, announcement, pendency or consummation of this Agreement or the transactions contemplated hereby (including the impact of any of the foregoing on relationships with customers or employees), (ii) general economic or political conditions or changes in such conditions, (iii) general conditions or changes in such conditions in the industry in which Purchaser operates, (iv) any changes in GAAP or in any Legal Requirements or interpretations thereof, (v) any failure by

Purchaser to meet estimates or projections for any period (provided, however, that, subject to the other exceptions set forth herein, any Effect that has caused or contributed to such failure to meet such estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (vi) the failure to take action as a result of any restrictions or prohibitions expressly set forth in this Agreement with respect to which the Seller’s Representative has been requested but refused to provide a waiver or consent in a timely manner or at all, (vii) the effect of any change in the United States or foreign economies or securities or financial markets in general and (viii) acts of war, sabotage or terrorism or natural disasters; except, in the case of clauses (ii), (iii), (iv), (vii) and (viii), to the extent such adverse Effect disproportionately affects or impacts Purchaser and its Subsidiaries as compared to similarly situated companies in the industry in which Purchaser and its Subsidiaries operate.

“Representative” means, with respect to any Person, its directors, officers, other employees, agents, attorneys, accountants, advisors, equityholders, members, partners, financing sources and other representatives.

“Restrictive Covenant” means any restrictive covenant obligation, including without limitation, any non-compete, most favored nations, exclusivity, right of first refusal or first negotiation, non-solicit, non-interference, non-disparagement or confidentiality obligation).

“Specified Assets” means, without duplication, an amount equal to the sum of the Consolidated Companies’ (a) cash and cash equivalents, plus (b) accounts receivable and taxes receivable, in each case, only to the extent such receivables have been collected by the Companies or Purchaser as of the 90th day anniversary of the Closing Date, plus (c) security deposits, plus (d) prepaid expenses.

“Specified Liabilities” means, without duplication, an amount equal to the sum of the Consolidated Companies’ (a) accounts payable and accrued expenses, plus (b) all other liabilities, whether short-term or long term, other than deferred rent, plus (c) Transaction Expenses, plus (d) Accrued Bonuses, plus (e) Indebtedness.

“Stock Consideration” means the Closing Stock Consideration and the Earn-Out Stock Consideration.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” or “Subsidiaries” of any Person means any entity of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by such Person.

“Tax” or “Taxes” means (a) any U.S. federal, state, local or foreign tax or other similar assessment or charge in the nature of a tax (including, but not limited to, withholding on amounts paid to or by any Person), (b) all interest, penalties, surcharges, additions or additional amounts thereon imposed, assessed or collected by or under the authority of any Tax Authority or taxing agency thereof, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this definition as a result of being before the Closing a member of an affiliated, consolidated, combined or unitary group, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority or subdivision, including any Governmental Authority that imposes, or is charged with collecting, social security or similar charges or premiums.

“Tax Returns” means any and all federal, state, local and foreign returns, estimates, declarations, information statements and reports with respect to any Tax (including any attached schedules), including any certificate, bill, claim for refund, amended return or declaration of estimated Tax.

“Trademarks” means all registered trademarks, pending trademark applications, common law trademarks, service marks, logos, brand names, certification marks, trade dress, assumed names, trade names and other indications of origin and the goodwill associated with the foregoing.

“Transaction Document” and “Transaction Documents” collectively and individually means this Agreement, the Escrow Agreement, the Signing Date Non-Compete Agreements, the Resignations and the Seller Consent Letter (as defined in the Companies Disclosure Schedules).

“Transaction Expenses” means to the extent unpaid at Closing, (a) all costs, fees and expenses incurred in connection with the negotiation, execution and delivery of this Agreement or the consummation of the transactions contemplated hereunder to the extent such costs, fees and expenses are payable or reimbursable by any Company, including, without duplication, (i) any brokerage fees, commissions, finders’ fees or financial advisory fees so incurred, and (ii) the fees and expenses of Davis Polk & Wardwell LLP, Katten Muchin, and Hein & Associates LLP and all other fees and expenses of legal counsel, accountants, data room providers, consultants and other experts and advisors so incurred, (b) any cash payments owed by the Companies or their Subsidiaries arising under any incentive, retention, bonus or change-of-control arrangement (including the Cogent Partners’ LP 2010 Equity Incentive Plan and the Cogent Partners’ LP 2012 Equity Incentive Plan (the “Seller Equity Plans”), payable by the Companies or any of their Subsidiaries to any current or former director or Employee as a result of the consummation of the transactions contemplated by this Agreement (including all payments pursuant to Section 8.6(e)) and all employer payroll taxes due with regard thereto, (c) any payment, expense or fee owed by the Companies or their Subsidiaries arising under any Contract (other than a Company Plan) that is triggered as a result of the transactions contemplated by this Agreement (d) 50% of any Transfer Taxes incurred in connection with this consummation of the transactions contemplated by this Agreement and (e) any premiums and costs incurred to purchase (or commit to purchase) a directors’ and officers’ liability coverage and/or fiduciary liability insurance policy at or prior to Closing.

Section 1.2       Additional Definitions.  The following terms defined elsewhere in this Agreement shall have the respective meanings therein defined:

Acquisition	Recitals
Adjusted Closing Cash Consideration	Section 2.1(c)
Adjusted Closing Stock Consideration	Section 2.1(c)
Aggregate Consideration	Section 2.1(b)
Agreement	Preamble
Auditor	Section 2.4(b)
BD Filings	Section 5.11(d)
Capitalization Rep	Section 10.1(a)(iii)
Closing	Section 3.1
Closing Date	Section 3.1
COBRA	Section 5.14(d)
Companies	Preamble
Companies Closing Certificate	Section 9.3(e)
Company Plan	Section 5.14(a)
Companies Specified Representations	Section 10.4(a)
Company 401(k) Plan	Section 8.6(d)
Continuing Employee	Section 8.6(b)
Continuation Period	Section 8.6(b)
CP Advisory Revenue Target	Section 2.5(a)
CP CS	Preamble
CP LP	Preamble
CPE	Preamble
Current Representation	Section 8.3(c)
D&O Indemnitees	Section 8.9(a)
De Minimis Amount	Section 10.4(c)
Deductible	Section 10.4(c)
Designated Person	Section 8.3(c)
Earn-Out Objection	Section 2.5(b)
Earn-Out Payment	Section 2.5(a)
Earn-Out Statement	Section 2.5(b)
Escrow Agent	Section 2.3
Escrow Agreement	Section 2.3
Escrow Amount	Section 2.3
Escrow Cash Amount	Section 2.3
Escrow Stock Amount	Section 2.3
Expense Reserve	Section 2.7(f)
FCA Condition	Section 9.1(e)
Final Closing Balance Sheet	Section 2.4(c)
Final Post-Closing Adjustment	Section 2.4(c)
Financial Statements	Section 5.6(a)
First Earn-Out Period	Section 2.5(a)
HSR Act	Section 5.5(b)
Indemnitee	Section 10.3(a)
Indemnitor	Section 10.3(a)
Indemnity Reserve Amount	Section 10.5(b)
IRS	Section 2.9(a)

Late Paid Receivables	Section 2.4(g)
Licensed Company Intellectual Property	Section 5.19(b)
Limited Recourse Losses	Section 10.4(g)
Lock-Up Period	Section 2.6
Losses	Section 10.1(c)
Material Contracts	Section 5.20(a)
Material Permits	Section 5.10(c)
Notice	Section 10.3(a)
Objection Notice	Section 2.4(b)
Outside Pool Amount	Section 10.4(g)
Owned Company Intellectual Property	Section 5.19(a)
Parties	Recitals
Party	Recitals
Pending Claim	Section 10.5(a)
Policies	Section 5.21(a)
Post-Closing Representation	Section 8.3(c)
Proposed Closing Balance Sheet	Section 2.4(a)
Proposed Net Working Capital Adjustment Amount	Section 2.4(a)
Purchaser	Preamble
Purchaser 401(k) Plan	Section 8.6(d)
Purchaser Closing Certificate	Section 9.2(d)
Purchaser Indemnitees	Section 10.1(a)
Purchaser Limit	Section 10.4(f)
Purchaser SEC Documents	Section 6.4(a)
Purchaser Specified Representations	Section 10.4(a)
Real Property Leases	Section 5.12(a)
Reference Date	Section 5.7
Resignations	Section 3.2(b)
Second Earn-Out Period	Section 2.5(a)
Securities Act	Section 4.7(a)
Seller	Preamble
Seller Indemnitees	Section 10.2(a)
Seller Representative	Preamble
Seller Specified Representations	Section 10.4(a)
Sellers	Preamble
Signing Date Non-Compete Agreements	Recitals
Specified Representations	Section 10.4(a)
Stock Price	Section 2.4(f)
Sub-Account	Section 10.4(g)
Sub-Deductible	Section 10.4(c)
Survival Period	Section 10.4(a)
Surviving Claims	Section 10.4(a)
Termination Date	Section 11.1(b)
Third Party Claim	Section 10.3(a)
Transaction Consideration Disbursement Schedule	Section 2.1(a)
Transfer	Section 2.6

Transfer Taxes	Section 8.8(g)
Units	Preamble
Warranty Breach	Section 10.4(c)

ARTICLE II

SALE AND PURCHASE; ESCROW

Section 2.1       Sale and Purchase.

(a)       Sale and Purchase.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) each Seller shall (severally and not jointly) sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall purchase from each such Seller, the number of Units in the specified Company, in each case, set forth opposite such Seller’s name on the Transaction Consideration Disbursement Schedule attached hereto as Exhibit A (“Transaction Consideration Disbursement Schedule”), in each case, free and clear of all Encumbrances (other than Encumbrances under applicable securities laws) and (ii) Purchaser or its assignee shall be admitted as a partner of CPE.

(b)       Aggregate Consideration.  The aggregate consideration payable for the purchase of the Units in accordance with clause (i) of Section 2.1(a) shall be (i) an amount equal to the Closing Consideration, adjusted by (ii) the Net Working Capital Adjustment Amount, if any, pursuant to Section 2.4, plus (iii) the Earn-Out Payments, if earned and payable pursuant to Section 2.5, plus (iv) any cash and Purchaser Common Stock payable to the Sellers from the Escrow Amount in accordance with the terms and conditions of the Escrow Agreement and this Agreement (collectively, the “Aggregate Consideration”).

(c)       Transaction Consideration Payable at Closing.  At the Closing, Purchaser shall pay (or cause to be paid), in the manner set forth in Section 2.2, (i) to the Sellers, an amount in cash equal to the Closing Cash Consideration minus the Escrow Cash Amount and minus the Expense Reserve (such net sum, the “Adjusted Closing Cash Consideration”) and (ii) to the Employee Sellers, the Closing Stock Consideration minus the Escrow Stock Amount (such net shares, the “Adjusted Closing Stock Consideration”).

(d)       Transaction Consideration Disbursement Schedule.  At least three (3) Business Days prior to the anticipated Closing Date, the Companies shall notify Purchaser as to any changes to the Transaction Consideration Disbursement Schedule, which shall be accompanied by a written acknowledgement and confirmation from any Seller affected by such changes.

Section 2.2       Payment of Transaction Consideration Due at Closing.  At the Closing, Purchaser shall pay the Adjusted Closing Cash Consideration and the Adjusted Closing Stock Consideration as follows:

(a)       Payments to Employee Sellers: To each Employee Seller, to such accounts as the Seller Representative shall specify on behalf of such Employee Seller not less than three (3) Business Days prior to the Closing Date, in consideration for the sale, transfer, assignment, conveyance and delivery of the number of Units in each specified Company, as applicable, set forth opposite such Employee Seller’s name on the Transaction Consideration Disbursement Schedule, (i) a portion of the Adjusted Closing Cash Consideration in the amount specified opposite such Employee Seller’s name on the Transaction Consideration Disbursement Schedule and (ii) a portion of the Adjusted Closing Stock Consideration in the number of shares of Purchaser Common Stock in the number specified opposite such Employee Seller’s name on the Transaction Consideration Disbursement Schedule.  Such shares of Purchaser Common Stock shall be transferred in book-entry form issued in the name of the applicable Employee Seller set forth in the Transaction Consideration Disbursement Schedule.

(b)       Payments to Non-Employee Sellers:  To each Non-Employee Seller, to such account as the Seller Representative shall specify on behalf of such Non-Employee Seller not less than three (3) Business Days prior to the Closing Date, in consideration for the sale, transfer, assignment, conveyance and delivery of the number of Units in each specified Company, as applicable, set forth opposite such Non-Employee Seller’s name on the Transaction Consideration Disbursement Schedule, a portion of the Adjusted Closing Cash Consideration in the amount specified opposite such Non-Employee Seller’s Name on the Transaction Consideration Disbursement Schedule.

Section 2.3       Payment of Escrow.  At the Closing, Purchaser shall pay (or cause to be paid) to an escrow agent to be mutually agreed by Purchaser and the Seller Representative (the “Escrow Agent”) an amount in cash (the “Escrow Cash Amount”) and Purchaser Common Stock (the “Escrow Stock Amount”) representing 7.54 percent of the aggregate amount of Closing Cash Consideration and 13.76 % of the aggregate amount of the  Closing Stock Consideration (the “Escrow Amount”) in accordance with the terms and conditions of an Escrow Agreement to be entered into at Closing in a form to be mutually agreed by the Seller Representative, Purchaser and the Escrow Agent (the “Escrow Agreement”).  The Escrow Amount shall be held in escrow in accordance with the terms of the Escrow Agreement to satisfy the obligations, if any, under Section 2.4 (Working Capital Adjustment), Section 8.8(a) (Tax Matters, Seller Indemnity) and Article X (Indemnification), and, following the final resolution of any such adjustments and satisfaction of any such indemnity obligations, shall be released in accordance with the terms of the Escrow Agreement to, as applicable, (i) the Sellers in accordance with the Applicable Percentages set forth opposite their names in the Transaction Consideration Disbursement Schedule (with cash being released to the Non-Employee Sellers and Purchaser Common Stock being released to Employee Sellers as set forth on such schedule) and/or (ii) Purchaser as further described in the Escrow Agreement.  Earnings on payments from the Escrow Amount shall be paid concurrently to the recipient of such payment.  The Purchaser Common Stock comprising the Escrow Stock Amount shall be registered as of the Closing Date in the name of the applicable Seller.

Section 2.4       Working Capital Adjustment.

(a)       As promptly as practicable, but in no event later than one hundred (100) days after the Closing Date, the Seller Representative shall in good faith prepare and deliver to Purchaser (i) a consolidated balance sheet of the Consolidated

Companies as of the Balance Sheet Time, disregarding minority interests, if applicable (the “Proposed Closing Balance Sheet”) and (ii) a written statement signed by the Seller Representative setting forth in reasonable detail (and together with reasonable supporting documentation) (A) the Net Working Capital Adjustment Amount as of the Balance Sheet Time (the “Proposed Net Working Capital Adjustment Amount”) and the components of such calculation (including the calculation of the Net Working Capital Target), as derived from the Proposed Closing Balance Sheet, as well as details as to whether each accounts receivable and taxes receivable of the Companies and their Subsidiaries outstanding as of the Closing Date was paid to the Companies, their Subsidiaries or the Purchaser as of the 90th day anniversary of the Closing Date.  The Proposed Closing Balance Sheet and the Proposed Net Working Capital Adjustment Amount derived therefrom shall be prepared in accordance with GAAP consistently applied, based on the books and records of the Companies and their Subsidiaries, on a basis and in a manner consistent with the preparation of the sample calculation (based on the December 31, 2014 combining financial statements of the Companies) set forth on Schedule 2.4(a) hereto.

(b)       The Companies and Purchaser shall permit the Seller Representative and its Representatives to have reasonable access to any books, records and other documents (including work papers) necessary in connection with preparation of the Proposed Closing Balance Sheet and calculation of the Proposed Net Working Capital Adjustment Amount and provide the Seller Representative with copies thereof (as reasonably requested by the Seller Representative), as well as to personnel of the Consolidated Companies.  If Purchaser disagrees with the Seller Representative’s calculation of the Proposed Net Working Capital Adjustment Amount, Purchaser shall, within thirty (30) days after Purchaser’s receipt of the Proposed Closing Balance Sheet, notify the Seller Representative in writing of such disagreement by setting forth Purchaser’s calculation of the Net Working Capital Adjustment Amount as of the Balance Sheet Time and describing in reasonable detail the basis for such disagreement (an “Objection Notice”).  If no Objection Notice is delivered on or prior to the thirtieth (30th) day after Purchaser’s receipt of the Proposed Closing Balance Sheet, the Seller Representative’s calculation of the Proposed Net Working Capital Adjustment Amount shall be deemed to be binding on the parties hereto.  If an Objection Notice is timely delivered to the Seller Representative, then Purchaser and the Seller Representative shall negotiate in good faith to resolve their disagreements with respect to the computation of the Proposed Net Working Capital Adjustment Amount.  In the event that Purchaser and the Seller Representative are unable to resolve all such disagreements within fifteen (15) Business Days after the Seller Representative’s receipt of such Objection Notice, Purchaser and the Seller Representative shall submit such remaining disagreements to an independent, nationally recognized accounting firm mutually acceptable to Purchaser and the Seller Representative (the “Auditor”) for resolution.

(c)       Purchaser and the Seller Representative shall use their respective reasonable efforts to cause the Auditor to resolve all remaining disagreements with respect to the computation of the Proposed Net Working Capital Adjustment Amount as soon as practicable, but in any event shall direct the Auditor to render a determination within forty-five (45) days after its retention.  The Auditor shall consider only those items and amounts in Purchaser’s and the Seller Representative’s respective calculations of the Proposed Net Working Capital Adjustment Amount that are identified as being in dispute between

Purchaser and the Seller Representative.  In resolving any disputed item, the Auditor may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  The Auditor’s determination of the Proposed Net Working Capital Adjustment Amount shall be based solely on written materials submitted by Purchaser and the Seller Representative (i.e., not on independent review) and on the definition of “Net Working Capital Adjustment Amount” included herein.  The determination of the Auditor shall be conclusive and binding upon the parties hereto. As used herein the “Final Post-Closing Adjustment” shall mean the Net Working Capital Adjustment Amount as finally determined pursuant to this Section 2.4, and the “Final Closing Balance Sheet” shall mean the Proposed Closing Balance Sheet as adjusted by (i) Purchaser and the Seller Representative and/or (ii) the Auditor for any items that were disputed pursuant to this Section 2.4.

(d)       The costs and expenses of the Auditor (if any) in determining the Final Post-Closing Adjustment shall be borne fifty percent by Purchaser, and fifty percent by the Seller Representative (on behalf of the Sellers).

(e)       Within five (5) Business Days after the determination of the Final Post-Closing Adjustment:

(i)    if the Final Post-Closing Adjustment is a negative amount, the Seller Representative and Purchaser shall give joint written instructions to the Escrow Agent to promptly pay to an account or accounts designated by Purchaser an amount (of which 45.595% shall be in cash and the remainder shall be in Purchaser Common Stock) equal to the Final Post-Closing Adjustment; provided, that Purchaser’s right to payment under this Section 2.4(e)(i) shall be limited solely to the Escrow Amount and Purchaser shall not have any claim to any excess of the Final Post-Closing Adjustment or part thereof over the Escrow Amount from the Seller Representative or any Seller; and

(ii)   if the Final Post-Closing Adjustment is a positive amount, Purchaser shall promptly pay to Sellers an amount in cash and Purchaser Common Stock (apportioned in the same manner as the Closing Consideration received by such Sellers, assuming for these purposes the Sellers had also received the cash delivered to the Escrow Agent and the Seller Representative at the Closing) equal to the Final Post-Closing Adjustment in accordance with the Adjusted Applicable Percentages set forth opposite such Sellers’ names in the Transaction Consideration Disbursement Schedule, by wire transfer of immediately available funds to the accounts designated by Seller Representative.

(f)        For purposes of calculating the number of shares of Purchaser Common Stock to be delivered pursuant to Section 2.2(a), Section 2.4 and Section 2.5, one share shall be deemed to be valued at the average closing price of Purchaser Common Stock for the ten trading days ending on February 6, 2015 (the “Stock Price”).

(g)       To the extent there are any accounts receivable and taxes receivable reflected on the Final Closing Balance Sheet that were not collected as of the 90 day anniversary of the Closing, but that were collected thereafter but on or prior to December

31, 2015 (such receivables so paid, the “Late Paid Receivables”), then Purchaser shall, promptly, but no later than January 10, 2016, pay to Sellers an amount in cash equal to the Late Paid Receivables in accordance with the Adjusted Applicable Percentages set forth opposite such Sellers’ names in the Transaction Consideration Disbursement Schedule, by wire transfer of immediately available funds to the accounts designated by the Seller Representative.  To the extent that any accruals for 401(k) matching contributions reflected on the Final Closing Balance Sheet are not paid by the Companies because an Employee is no longer in the employ of the Consolidated Companies on the date when such contributions would have been made, then Purchaser shall, promptly, but no later than January 10, 2016, pay to Sellers an amount in cash equal to such accruals in accordance with the Adjusted Applicable Percentages set forth opposite such Sellers’ names in the Transaction Consideration Disbursement Schedule, by wire transfer of immediately available funds to the accounts designated by the Seller Representative.

(h)       All payments made pursuant to Section 2.4 shall be treated by all parties hereto for Tax purposes as adjustments to the Transaction Consideration.

Section 2.5       Earn-out Payment.

(a)       Earn-Out Thresholds.  Subject to the terms and conditions of this Section 2.5, the Sellers shall be eligible to receive payment of additional consideration consisting of the Earn-Out Cash Consideration plus, for Employee Sellers the Earn-Out Stock Consideration, payable by Purchaser to the Sellers in the amounts specified and in the manner set forth in Section 2.5(c) (any such payment, an “Earn-Out Payment”), subject to and only upon the achievement of a minimum of $80 million of CP Advisory Revenue by the Consolidated Companies (such target, the “CP Advisory Revenue Target”) during either of the following periods:

(i)    the twenty-four month period commencing on April 1, 2015 or, if later, the Closing Date (the “First Earn-Out Period”) or,

(ii)   if the CP Advisory Revenue Target is not achieved in the First Earn-Out Period, the period commencing on the first day following the end of the First Earn-Out Period and ending on the twenty-four month anniversary of the last day of the First Earn-Out Period (such period, the “Second Earn-Out Period”).

For the avoidance of doubt, no more than one Earn-Out Payment will be made by Purchaser, and, if the CP Advisory Revenue Target is not achieved in the First Earn-Out Period, CP Advisory Revenues from the First Earn-Out Period shall not carry over to the Second Earn-Out Period or otherwise be included in the determination of whether the CP Advisory Revenue Target is achieved during the Second Earn-Out Period.

(b)       Earn-Out Statements.  Within thirty (30) days following the end of the First Earn-Out Period, and, if the Earn-Out Payment was not made in respect of the First Earn-Out Period, within thirty (30) days following the end of the Second Earn-Out Period, Purchaser shall prepare or cause to be prepared and will furnish to the Seller Representative (i) with respect to the First Earn-Out Period, a detailed statement reflecting the

CP Advisory Revenue for such First Earn-Out Period and indicating whether any Earn-Out Payment is due to the Sellers for such period, and (ii) with respect to the Second Earn-Out Period (if applicable), a detailed statement reflecting the CP Advisory Revenue for the Second Earn-Out Period and indicating whether any Earn-Out Payment is due to the Sellers for such period (each such statement, an “Earn-Out Statement”).  Unless the Seller Representative, within fifteen (15) days after receipt of an Earn-Out Statement, provides Purchaser with a written notice objecting thereto and specifying, in reasonable detail, the basis for such objection and the amount in dispute (an “Earn-Out Objection”), such Earn-Out Statement shall be binding upon Purchaser and the Sellers.  The Seller Representative shall have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Earn-Out Statement and the calculation of the Earn-Out Payment, and Purchaser shall provide the Seller Representative with copies thereof (as reasonably requested by the Seller Representative), as well as to personnel of Purchaser, the Companies and their Subsidiaries.  In the event there is a dispute between Purchaser and the Seller Representative regarding an Earn-Out Payment or an Earn-Out Statement, the Seller Representative timely provides Purchaser with an Earn-Out Objection, and such dispute is not resolved within thirty (30) days of receipt by Purchaser of the applicable Earn-Out Objection, Purchaser and the Seller Representative shall engage the Auditor to resolve the dispute in a manner consistent with the provisions of Section 2.4.

(c)       Earn-Out Payments.  If an Earn-Out Payment becomes due and payable, (i) for each Non-Employee Seller, any such Earn-Out Payment shall be made in cash in the amount specified next to such Non-Employee Seller’s name under the column “Cash Consideration Paid if Earn-Out Achieved” on the Transaction Consideration Disbursement Schedule, and (ii) for each Employee Seller, any such Earn-Out Payment shall be made (x) partially in cash in the amount specified next to such Employee Seller’s name under the column “Cash Consideration Paid if Earn-Out Achieved” on the Transaction Consideration Disbursement Schedule, and (y) partially in Purchaser Common Stock, in the number of shares specified next to such Employee Seller’s name under the column “Stock Consideration Paid if Earn-Out Achieved” on the Transaction Consideration Disbursement Schedule.  Any such cash payments shall be made by Purchaser within five (5) Business Days following the final determination of the Earn-Out Payment pursuant to this Section 2.5 by wire transfer of immediately available funds to such account or accounts as the Seller Representative specifies to Purchaser in writing within two (2) Business Days following the final determination of the Earn-Out Payment pursuant to this Section 2.5.  Any such stock payments shall be made within five (5) Business Days following the final determination of the Earn-Out Payment pursuant to this Section 2.5 by Purchaser causing the transfer of the applicable number of shares of Purchaser Common Stock in book-entry form to be issued in the name of the applicable Employee Seller set forth in the Transaction Consideration Disbursement Schedule. The Parties hereto understand and agree that the contingent right to receive any Earn-Out Payment shall not be represented by any form of certificate or other instrument, is not transferable, except by operation of Legal Requirements relating to descent and distribution, divorce and community property.

(d)       Earn-Out Covenants.  From the Closing Date until the end of the Second Earn-Out Period (or, if the Earn-Out Payment is earned in the First Earn-Out Period, the end of the First Earn-Out Period):

(i)    Purchaser shall keep adequate books and records to the extent necessary to enable the Seller Representative to fully review any Earn-out Statement;

(ii)   within 30 days after the end of each quarter of the First Earn-out Period and the Second Earn-Out Period (as applicable), Purchaser shall prepare and deliver to the Seller Representative a calculation of CP Advisory Revenue for such quarter;

(iii)  Purchaser shall not, and shall not permit any of its Subsidiaries to, take any action for the primary purpose or intent of adversely affecting, , in any material respect, the opportunity of Sellers to receive the Earn-Out Payment; and

(iv)  Purchaser will operate the business of the Companies and their Subsidiaries in good faith and consistent with Purchaser’s business practices.

Section 2.6       Lock-Ups.  Each Employee Seller covenants and agrees that such Employee Seller shall not, directly or indirectly, sell, assign, pledge, hypothecate or otherwise transfer (or enter into an obligation regarding the future sale, assignment, pledge or transfer of) (each, a “Transfer”) any shares of Purchaser Common Stock (i) acquired as part of the Closing Stock Consideration, on or prior to the 12-month anniversary of the Closing Date or (ii) acquired as part of the Earn-Out Stock Consideration, on or prior to the 12-month anniversary of the applicable Earn-out Payment Date (in each case, the “Lock-Up Period”).  Following the end of such Lock-Up Periods, any Transfers of Purchaser Common Stock by Employee Sellers who remain employees of Purchaser or one of its Subsidiaries as of the date of any such Transfer shall be made only in compliance with applicable law and Purchaser’s generally applicable trading policies and procedures for its employees.  Each Employee Seller acknowledges that the shares of Purchaser Common Stock delivered to such Employee Seller pursuant to this Agreement shall have a legend evidencing the Lock-Up Period restrictions (which legend shall be removed at the end of the applicable Lock-Up Period).  Prior to the end of the applicable Lock-Up Period, Purchaser shall cause all shares of Purchaser Common Stock acquired by Employee Sellers as part of the Closing Stock Consideration or the Earn-Out Stock Consideration to be approved for listing on the New York Stock Exchange.

Section 2.7       Seller Representative.

(a)       Each Seller hereby authorizes and directs Stephen Sloan, as Seller Representative, to act as the agent, proxy, attorney-in-fact and representative for the Sellers and their successors and assigns for all purposes under this Agreement, and the Seller Representative, by his signature below, agrees to serve in such capacity.

(b)       In his capacity as Seller Representative, the Seller Representative shall have the power and authority to take such actions on behalf of each Seller as the Seller Representative, in its sole judgment, may deem to be in the best interests of the Sellers or otherwise appropriate on all matters related to or arising from this Agreement. Such powers shall include, without limitation: (i) the right to give and receive notices and other documentation pursuant to the terms of this Agreement, on behalf of the Sellers, (ii) amending and waiving the terms of this Agreement pursuant to Section 12.12 and/or 12.13 hereof, (iii)

providing changes to the Transaction Consideration Disbursement Schedule, on behalf of the Sellers, (iv) termination of the Agreement pursuant to Section 11.1 hereof, (v) incurring fees and expenses on behalf of the Sellers in connection with this Agreement to be paid as provided herein and (vi) any other actions contemplated by or in furtherance of this Agreement.  All actions, notices, communications and determinations by the Seller Representative to carry out his functions shall conclusively be deemed to have been authorized by, and shall be binding upon, the Sellers.  The Seller Representative shall be entitled to rely at all times on any directions received from a majority in interest of the Sellers based on the Applicable Percentages set forth in the Transaction Consideration Disbursement Schedule; provided, however, that the Seller Representative shall not be required to follow any such directions, and shall be under no obligation to take any action in its capacity as the Seller Representative based upon any such directions.  The Seller Representative shall be entitled to engage such counsel, experts and other agents and consultants as he shall deem necessary in connection with exercising his powers and performing his functions hereunder and shall be entitled to conclusively rely on the opinions and advice of such Persons.

(c)       The power of attorney appointing the Seller Representative as attorney-in-fact is coupled with an interest and the death, incapacity, bankruptcy or dissolution of any Seller shall not terminate or diminish the authority and agency of the Seller Representative.

(d)       The Seller Representative may resign at any time.  Should the Seller Representative resign or be unable to serve, a replacement Seller Representative shall be appointed by a majority in interest of the Sellers based on the Applicable Percentages set forth in the Transaction Consideration Disbursement Schedule, upon prior written notice to Purchaser and each Seller.  The decisions and actions of any such replacement Seller Representative shall be, for all purposes, those of the Seller Representative as if originally named herein.  The Seller Representative shall not be liable for any act done or omitted as Seller Representative, except to the extent that the Seller Representative engaged in willful misconduct.  All fees and expenses, including for attorneys, accountants and financial and other advisors, paying agents and other persons and insurance, in each case necessary or appropriate and engaged by the Seller Representative in the performance of its duties under this Agreement shall be paid from the Expense Reserve or as otherwise provided in Section 2.7(f), and the Seller Representative shall be indemnified in respect thereof pursuant to Section 2.7(e). For the avoidance of doubt, neither Purchaser nor the Companies have any liability or obligation to the Seller Representative in respect of his fees, expenses, indemnities or other terms of his engagement by the Sellers.

(e)       The Sellers shall, jointly and severally, indemnify, defend and hold harmless the Seller Representative and his heirs, representatives, successors and assigns from and against any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Seller Representative pursuant to the terms of this Agreement, except to the extent it is demonstrated that the Seller Representative engaged in willful misconduct.  In addition, each Seller, on behalf of such Seller and such Seller’s successors, assigns and heirs, forever voluntarily releases and discharges the Seller Representative, and his heirs, representatives, successors and assigns from any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs), whether known or unknown, anticipated or unanticipated, arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Seller Representative pursuant to the terms of this Agreement, except to the extent it can be demonstrated that the Seller Representative engaged in willful misconduct.

(f)        Each Seller hereby authorizes Purchaser to pay at the Closing an aggregate amount of $250,000 (the “Expense Reserve”) to the Seller Representative, which amount shall be deducted on a pro rata basis in accordance with the Applicable Percentages set forth in the Transaction Consideration Disbursement Schedule from the Closing Cash Consideration otherwise payable to the Sellers.  The Expense Reserve shall be retained by the Seller Representative in connection with the performance of his duties and obligations under this Agreement, and any amounts remaining from the Expense Reserve shall be paid by the Seller Representative to the Sellers in accordance with the Applicable Percentages set forth in the Transaction Consideration Disbursement Schedule at such time as the Seller Representative determines in his sole discretion to be appropriate.  The Sellers shall not receive interest or other earnings on the Expense Reserve.  The Seller Representative shall have no responsibility or liability for any loss of principal of the Expense Reserve other than as a result of the willful misconduct of the Seller Representative.  For tax purposes, the Expense Reserve shall be treated as having been received and voluntarily set aside by the Sellers at the time of Closing.  The Parties agree that the Seller Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Reserve.  To the extent that the Expense Reserve is insufficient to reimburse and/or indemnify the Seller Representative as provided in this Agreement, the Seller Representative shall have the power and authority to set aside and retain additional funds paid to or received by it, or direct payment of additional funds to be made by the Sellers (in which case the Sellers shall make such payments to the Seller Representative and shall do so in accordance with the Applicable Percentages set forth in the Transaction Consideration Disbursement Schedule), to satisfy such obligations (including to establish such reserves as the Seller Representative determines in good faith to be appropriate for costs and expenses that are not then known or determinable).  The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Seller Representative or any Seller for any purpose of U.S. federal or state law, including federal or state Tax purposes.  The Seller Representative does not owe any fiduciary or other duty to any Seller.

(g)       Each other Party acknowledges that the Seller Representative is a party to this Agreement in his capacity as the Seller Representative solely for the purpose of serving as the “Seller Representative” hereunder, and no claim shall be brought by or on behalf of any other Party (or any of such Party’s Affiliates) against the Seller Representative (in his capacity as such) with respect to this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby, or any certificate, opinion, instrument or other document delivered hereunder or thereunder, except in the case of willful misconduct by the Seller Representative.  It is understood that any covenant or agreement of or by the “Parties” or “each of the Parties” shall not be deemed to require performance by, or be an agreement of, the Seller Representative unless performance by the Representative is expressly provided for in such covenant or the Seller Representative expressly so agrees.

(h)       Purchaser shall be able to rely conclusively on the actions, notices, communications, determinations, consents or instructions of the Seller Representative as to any actions, notices, communications, determinations, consents or instructions taken or given by the Sellers under this Agreement and the Escrow Agreement, and may rely upon any such action, notice, communication, determination, consent or instruction of the Seller Representative as being the action, notice, communication, determination, consent or instruction of each such Seller.

Section 2.8       Certain Adjustments to Purchaser Common Stock.  If, at any time during the period between the date of this Agreement and the Closing Date, any change in the outstanding shares of Purchaser Common Stock shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange (including pursuant to a merger or consolidation) or readjustment of shares, or any similar transaction, or any stock dividend thereon (whether of Purchaser Common Stock or of the securities of any other Person) with a record date during such period, the Closing Stock Consideration payable to the Sellers or the Escrow Agent under this Agreement shall be appropriately adjusted to provide the Sellers the same economic effect as contemplated by this Agreement prior to such event.  If, at any time during the period between the Closing and the date on which the Final Post-Closing Adjustment is determined, any change in the outstanding shares of Purchaser Common Stock shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange (including pursuant to a merger or consolidation) or readjustment of shares, or any similar transaction, or any stock dividend thereon (whether of Purchaser Common Stock or of the securities of any other Person) with a record date during such period, any Purchaser Common Stock payable to the Sellers pursuant to Section 2.4 shall be appropriately adjusted to provide the Sellers the same economic effect as contemplated by this Agreement prior to such event.  If, at any time during the period between the date of this Agreement and the end of the First Earn-Out Period or the end of the Second Earn-Out Period, as applicable, any change in the outstanding shares of Purchaser Common Stock shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange (including pursuant to a merger or consolidation) or readjustment of shares, or any similar transaction, or any stock dividend thereon (whether of Purchaser Common Stock or of the securities of any other Person) with a record date during such period, the Earn-Out Stock Consideration payable to the Sellers pursuant to Section 2.5 shall be appropriately adjusted to provide the Sellers the same economic effect as contemplated by this Agreement prior to such event.  In no event will Purchaser deliver any fractional shares to the Sellers under this Agreement, and cash will be paid in lieu thereof with the value of one share based on the Stock Price.

Section 2.9       Allocation of Purchase Price; Withholding.

(a)       Subject to Section 2.9(b), each of the Parties hereto agrees that, as set forth in Internal Revenue Service (“IRS”) Revenue Ruling 99-6, for all U.S. federal income Tax purposes (and, to the extent permissible by Legal Requirements, state, local and non-U.S. Tax purposes), Purchaser shall be treated as acquiring the assets of the Companies, the Sellers shall be treated as selling their interests in the Companies, and each of the Companies’ classification as a partnership for U.S. federal income Tax purposes shall cease.  Prior to the Closing, the Parties shall cooperate in good faith and agree on a reasonable allocation of the Purchase Price to CP LP, CPE and CP CS for all U.S. federal, state and local income Tax purposes.

(b)       If Purchaser assigns all or part of its obligation to be admitted as a member to CPE to one or more Affiliates pursuant to Section 12.11 that are regarded as separate from Purchaser for U.S. federal income Tax purposes, then (i) Purchaser and its Affiliate or Affiliates shall be treated as acquiring partnership interests in CPE for U.S. federal income tax purposes, (ii) CPE’s classification as a partnership for U.S. federal income Tax purposes shall continue, and (iii) CPE shall make an election under Section 754 of the Code with respect to the taxable year in which the Closing occurs, or otherwise certify that such election is in place for such year.

(c)       Prior to the Closing, the Parties shall cooperate in good faith and agree on the amount of the Purchase Price that is required to be allocated among the assets acquired as of the Closing Date that are described in Section 751 of the Code.  The Parties agree to act in accordance with such allocation for all Tax purposes, including for purposes of the filing of any Tax Return, unless otherwise required by Legal Requirements.

(d)       Purchaser, the Companies and their respective Subsidiaries shall be entitled to deduct and withhold, and Purchaser, the Companies and their respective Subsidiaries shall deduct and withhold, any amounts they are required to deduct and withhold pursuant to any provision of applicable Legal Requirements in connection with any payments required to be made by Purchaser or the Companies pursuant to the terms of this Agreement; provided, however, that, if each Seller who is required to provide the certification pursuant to Section 3.2(a)(iv) has provided such certification, and CP LP has provided the certification required pursuant to Section 3.2(b)(v), then Purchaser, the Companies and their respective Subsidiaries shall not deduct or withhold any amount pursuant in Section 1445 of the Code.  To the extent that amounts are so withheld by Purchaser, the Companies or any of their Subsidiaries, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person otherwise entitled to receive such payments pursuant to this Agreement.

Section 2.10     No Withholding or Set-off.  For the avoidance of doubt, Purchaser shall have no right to withhold from or set off against the Final Post-Closing Adjustment, the Earn-Out Cash Consideration, the Earn-Out Stock Consideration, any cash payable under Section 2.4(g) or (except as expressly provided herein and in the Escrow Agreement) the Escrow Amount any amount otherwise due to Purchaser or any of its Affiliates from Sellers, the Companies or any of their respective Affiliates.

ARTICLE III

CLOSING

Section 3.1       Closing.  Upon the terms and subject to the conditions of this Agreement, the Parties hereto shall cause the Acquisition and the other transactions contemplated by this Agreement to be consummated at a closing (the “Closing”) to take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Purchaser, at Four Times

Square, New York, New York 10036, at 10;00 a.m. on April 1, 2015, provided that the conditions set forth in Article IX (other than those that by their terms are to be satisfied at Closing) have been satisfied or waived (to the extent permitted hereunder); to the extent such conditions set forth in Article IX have not been so satisfied or waived (to the extent permitted hereunder), the Closing shall take place on the third Business Day following such satisfaction of waiver of the conditions set forth in Article IX (other than those that by their terms are to be satisfied at Closing), or at such other time, date and location as the Parties hereto agree in writing (the “Closing Date”), it being understood that the Parties have a preference to close on the first day of a calendar month.  Closing signatures may be transmitted electronically by Portable Document Format (PDF) or by facsimile.

Section 3.2       Closing Deliveries.

(a)       Deliveries by the Sellers.  At or before the Closing, each Seller shall deliver or cause to be delivered to Purchaser:

(i)    evidence of the transfer and assignment of such Seller’s Units, together with amendments to the respective limited partnership agreement and/or limited liability company agreement of the Companies duly executed by such Seller, as applicable, as may be reasonably required to evidence such transfer;

(ii)   a duly executed certificate from the Seller’s Representative pursuant to Section 9.3(f);

(iii)  a duly completed IRS Form W-9 or Form W-8BEN-E, as applicable for such Seller; and

(iv)  if such Seller is not a foreign person (within the meaning of Section 1445 of the Code), a duly executed statement issued by such Seller certifying that such Seller is not a “foreign person” and complying with the requirements of Treasury Regulation section 1.1445-2(b).

(b)       Deliveries by the Companies.  At or before the Closing, the Companies shall deliver or cause to be delivered to Purchaser (and, solely in the case of clause (ii) below, the Escrow Agent):

(i)    duly executed resignations from each of the members of the boards of managers and directors of each of the Companies and each of its Subsidiaries identified by Purchaser, effective as of the Closing Date, in a mutually agreed form (the “Resignations”);

(ii)   a duly executed counterpart to the Escrow Agreement; and

(iii)  audited financial statements of the Consolidated Companies for the fiscal year ending December 31, 2014;

(iv)  a duly executed officer’s certificate from the Companies pursuant to Section 9.3(e); and

(v)   a duly executed statement issued by CP LP and signed by Cogent GP, LLC under penalties of perjury certifying that fifty percent or more of the value of the gross assets of CP LP does not consist of U.S. real property interests, or that ninety percent or more of the value of the gross assets of CP LP does not consist of U.S. real property interests plus cash or cash equivalents and complying with the requirements of temporary Treasury Regulation section 1.1445-11T(d)(2).

(c)       Deliveries by Purchaser.  At or before the Closing, Purchaser shall deliver or cause to be delivered:

(i)    to the Non-Employee Sellers (as set forth on the Transaction Consideration Disbursement Schedule), the Adjusted Closing Cash Consideration, and to the Employee Sellers (as set forth on the Transaction Consideration Disbursement Schedule), the Adjusted Closing Cash Consideration and the Adjusted Closing Stock Consideration;

(ii)   to the Escrow Agent, the Escrow Amount;

(iii)   to the Seller Representative, the payment of the Expense Reserve pursuant to Section 2.7(f);

(iv)   a duly executed officer’s certificate from Purchaser pursuant to Section 9.2(d); and

(v)   to the Sellers and Escrow Agent, a duly executed counterpart to the Escrow Agreement.

(d)       Deliveries by Sellers of CPE.  At or before the Closing, the Sellers of CPE shall deliver or cause to be delivered to the Purchaser an amended version of the CPE LLP agreement (which replaces the Amended and Restated Limited Liability Partnership Members’ Agreement for CPE dated 4 April 2014), which shall reflect the changes required to be made to the rights and obligations of the individual members of CPE, such that (in the reasonable opinion of the Purchaser) the rights and obligations of such individual members shall replicate those applicable to Individual Members as defined in the partnership agreement of Greenhill & Co. Europe LLP (now known as Greenhill & Co. International LLP) dated 19 December 2007 (but subject to such changes being reasonably satisfactory to such individual members), executed by all relevant parties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth on the Sellers Disclosure Schedules (taking into account Section 12.14), each of the Sellers (severally and not jointly) represents and warrants to Purchaser, as of the date hereof and as of the Closing Date (or as of such other date as may be expressly provided in any representation and warranty) as follows:

Section 4.1       Authority; Organization and Qualification.  If such Seller is not a natural Person: (a) such Seller is duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of organization; (b) such Seller has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being or currently planned by Seller to be conducted; and (c) such Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character of the properties owned, operated or leased by it or the nature of the activities conducted by it make such qualification or licensing and good standing necessary, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the ability of such Seller to enter into this Agreement or satisfy its obligations under this Agreement or the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 4.2       Enforceability; Authorization.

(a)       If such Seller is not a natural person: (i) this Agreement and each other Transaction Document to which such Seller is a party have been or will be duly and validly executed and delivered by, and constitute or will constitute a legal, valid and binding obligation of, such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar Legal Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity; (ii) the execution and delivery of this Agreement and each other Transaction Document to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate, limited partnership, limited liability partnership or limited liability company proceedings on the part of such Seller, and no other proceedings on the part of such Seller or its governing body or members, as applicable, are necessary to authorize this Agreement or the Transaction Documents to which such Seller is a party or to consummate the transactions contemplated hereby and thereby.

(b)       If such Seller is a natural Person: (i) this Agreement and each other Transaction Document to which such Seller is a party have been or will be duly and validly executed and delivered by, and constitute or will constitute a legal, valid and binding obligation of, such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization or other similar Legal Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity, and if such Seller is married and his or her Units constitute community property or otherwise need spousal or other approval of any other Person for any provisions of this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding agreement of, such Seller’s spouse or such other Person, enforceable against such spouse or other Person in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization or other similar Legal Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity); and (ii) the execution and delivery of this Agreement and each other Transaction Document to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary actions on part of such Seller, and no other proceedings on the part of such Seller are necessary to authorize this Agreement and the Transaction Documents to which such Seller is a party or to consummate the transactions contemplated hereby and thereby.

Section 4.3       Title to the Units.  As of the date hereof, such Seller is the sole record and beneficial owner of, and has good and valid title to, the Units set forth opposite such Seller’s name on the Transaction Consideration Disbursement Schedule, free and clear of all Encumbrances (other than Encumbrances under applicable securities laws and under the Charter Documents of the Companies).  Upon delivery of such Seller’s Units to Purchaser at the Closing, Purchaser will acquire all of such Seller’s Units free and clear of any Encumbrances (other than Encumbrances under applicable securities laws).

Section 4.4       No Conflict; Required Filings and Consents.  The execution, delivery and performance by such Seller of this Agreement and each other Transaction Document to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) if such Seller is not a natural person, conflict with or violate the Charter Documents of such Seller;  (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair such Seller’s rights or alter the rights or obligations of any third party under, or give rise to any right of termination, cancellation, modification, amendment or acceleration of (whether after notice or the lapse of time or both) any material contract of such Seller;  (iii) require a consent or notice under, give rise to a material loss of any benefit to which such Seller is entitled under, or materially impair the rights of such Seller or alter the rights or obligations of any third party under, any material contract to which such Seller is a party or by which such Seller or any of such Seller’s assets are bound or affected; (iv) result in the creation or imposition of an Encumbrance, other than a Permitted Encumbrance, on any of the material properties or assets of such Seller; or (v) assuming the items in Section 5.5(b) are complied with, conflict with or violate in any material respect any Legal Requirements applicable to such Seller; except, in the case of clauses (i)-(iv), as would not materially and adversely affect such Seller’s ability to satisfy its obligations under this Agreement or the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 4.5       Litigation.  There are no Proceedings pending, or, to such Seller’s knowledge, threatened against such Seller (or, if such Seller is not a natural person, any of its officers or directors) by or before any Governmental Authority which have had, or are reasonably expected to have, individually or in the aggregate, a material and adverse effect on such Seller’s ability to satisfy its obligations under this Agreement or the other Transaction Documents, or consummate the transactions contemplated hereby or thereby.  There are no such Proceedings pending or, to the knowledge of such Seller, threatened, challenging the validity or enforceability of this Agreement or seeking to enjoin or prohibit consummation of the transactions contemplated hereby or which would otherwise reasonably be expected to result in a material and adverse effect on such Seller’s ability to satisfy its obligations under this Agreement or the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.  Such Seller is not subject to any judgments, decrees, injunctions, or orders of any Governmental Authority which have had, or are reasonably expected to have, individually or in the aggregate, a material and adverse effect on such Seller’s ability to satisfy its obligations under this Agreement or the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 4.6       Compliance with Legal Requirements.  (a) Such Seller (if it is not a natural person) is and has been, since January 1, 2012, operated in material compliance with all applicable Legal Requirements; (b) such Seller has not received, since January 1, 2012, written notice of any violation or alleged violation of any Legal Requirement; and (c) all material reports required to be filed by such Seller with any Governmental Authority have been timely filed and were accurate and complete in all material respects when so filed; except, in each case, as would not materially and adversely affect such Seller’s ability to satisfy its obligations under this Agreement or the other Transaction Documents.

Section 4.7       Employee Seller Representations.  Each of the Employee Sellers (severally and not jointly) represents and warrants to Purchaser, as of the date hereof and as of the Closing Date (or as of such other date as may be expressly provided in any representation and warranty) as follows:

(a)       Such Employee Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its receipt of the shares of Closing Stock Consideration or Earn-out Stock Consideration, if applicable, is able to bear the economic consequences thereof, and qualifies as an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

(b)       Such Employee Seller understands that the Closing Stock Consideration and the Earn-Out Stock Consideration, if applicable, being issued under this Agreement have not been registered under the Securities Act and is being offered pursuant to an exemption from registration contained in the Securities Act based in part on the representations contained herein.

(c)       Such Employee Seller is acquiring the shares to be issued under this Agreement as the Closing Stock Consideration or Earn-Out Stock Consideration, if applicable, for its own account for investment and not as a nominee and not with a view to the distribution thereof.

(d)       Such Employee Seller acknowledges that the shares it acquires under this Agreement as Closing Stock Consideration and Earn-Out Stock Consideration, if applicable, are subject to the applicable Lock-Up Period and cannot be disposed of unless such shares are subsequently registered under the Securities Act and any applicable state Legal Requirements or an exemption from such registration is available.

(e)       Such Employee Seller acknowledges that Purchaser shall make a notation in its stock books regarding the restrictions on transfer set forth in Section 2.6 and shall transfer such shares on the books of Purchaser only to the extent not inconsistent therewith; provided that such notation shall be removed when such restrictions cease to apply.

Section 4.8       Brokers; Third Party Expenses.  Except as set forth in Section 4.8 of the Sellers Disclosure Schedules, no Seller has incurred, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby that could result in liability to Purchaser, any of the Companies or any of their Subsidiaries.

Section 4.9       Taxes.  Such Seller has duly and timely paid in full his, her or its share of any Taxes imposed upon or arising out of such Seller’s ownership of an interest in any of the Companies or any of their Subsidiaries.

Section 4.10     Disclaimer of Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN THIS ARTICLE IV, EACH SELLER DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED. PURCHASER ACKNOWLEDGES AND AGREES THAT IT IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES  OF SELLER OTHER THAN THOSE SET FORTH IN THIS ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Except as set forth on the Companies Disclosure Schedules (taking into account Section 12.14), the Companies (jointly and severally) represent and warrant to Purchaser, as of the date hereof and as of the Closing Date (or as of such other date as may be expressly provided in any representation and warranty) as follows:

Section 5.1       Authority; Organization and Qualification.  Each of the Companies and each of their respective Subsidiaries is a limited partnership, limited liability partnership or limited liability company duly organized, validly existing and in good standing under the Legal Requirements of their respective states of incorporation and have all requisite limited liability company or corporate power and authority to own, operate, lease or otherwise hold its properties and to conduct its respective business as currently conducted. Each of the Companies has all requisite limited partnership, limited liability partnership or limited liability company power and authority to enter into this Agreement and each Transaction Document to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby.  Each of the Companies and each of their Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character of the properties owned, operated or leased by it or the nature of the activities conducted by it make such qualification or licensing and good standing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.2       Enforceability; Authorization.  This Agreement and each Transaction Document to which the Companies are party have been or will be duly and validly executed and delivered by, and constitutes or will constitute a legal, valid and binding obligation of, the Companies, as applicable, enforceable against the Companies, as applicable, in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar Legal Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity.  The execution and delivery of this Agreement and each Transaction

Document to which the Companies are parties, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited partnership, limited liability partnership or limited liability company proceedings on the part of the Companies, and no other proceedings on the part of the Companies or their governing body, Sellers, or members, as applicable, are necessary to authorize this Agreement and the Transaction Documents to which the Companies, as applicable, are parties or to consummate the transactions contemplated hereby pursuant to the terms and conditions of this Agreement.

Section 5.3       Organizational Documents.  Prior to the date of this Agreement, the Companies have furnished to Purchaser complete and correct copies of all Charter Documents (including all amendments thereto) of the Companies and each Subsidiary of the Companies, in each case, as currently in effect.  The Charter Documents of the Companies and each Subsidiary of the Companies are in full force and effect, and no other Charter Documents are applicable to or binding upon the Companies or any of their Subsidiaries.  None of the Companies or any of the Companies’ Subsidiaries is in violation of any provisions of its respective Charter Documents.

Section 5.4       Capitalization; Subsidiaries.

(a)       As of the date hereof, other than the Units represented by the percentage interests listed on Section 5.4 of the Companies Disclosure Schedules for each Company, there are no other outstanding (i) equity interests or other securities of the Companies, (ii) securities of the Companies convertible into or exchangeable or exercisable for equity interests or other securities of the Companies or (iii) options, preemptive rights, stock appreciation, phantom stock or profit participation rights with respect to, or other rights to acquire from the Companies, or other obligations of the Companies to issue, any equity interests or other securities or securities convertible into or exchangeable for equity interests or other securities of the Companies.

(b)       Except as set forth on Section 5.4 of the Companies Disclosures Schedules, with respect to each Subsidiary of the Companies there are no other equity interests of such Subsidiary authorized, issued, reserved for issuance or outstanding.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the equity interests of any Subsidiary of the Companies to which any of the Companies or any of their Subsidiaries is a party or is bound.  Other than the Charter Documents, there are no Contracts to which the Companies or any of their Subsidiaries is a party or by which they are bound to (i) repurchase, redeem or otherwise acquire any equity or voting interests in any of the Companies or any of their Subsidiaries or (ii) vote or dispose of any equity or voting interests in any of the Companies or any of their Subsidiaries.  Except as provided in the applicable Charter Documents, no Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of equity securities of any of the Subsidiaries of the Companies.

(c)       Except as provided in the applicable Charter Documents, none of the Companies or their Subsidiaries is obligated to make any loan or capital contribution to any of the Subsidiaries of the Companies.

Section 5.5       No Conflict; Required Filings and Consents.

(a)       The execution, delivery and performance by the Companies of this Agreement and each Transaction Document to which the Companies, as applicable, are a Party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:  (i) conflict with or violate any provision of the Charter Documents of the Companies or any of their Subsidiaries; (ii) assuming that all consents, approvals and authorizations contemplated by, and all filings described in, Section 5.5(a) of the Companies Disclosure Schedules are obtained or made or satisfied, result in any material breach of or constitute a material default under or give rise to any right of termination, cancellation, or material modification, amendment or acceleration of (whether after the filing of notice or the lapse of time or both) any Material Contract or Real Property Lease, (iii) require a material consent or notice under, give rise to a material loss of any benefit to which the Companies or any of their Subsidiaries is entitled under, or materially impair the Companies’ rights or materially alter the rights or obligations of any third party under, any Material Contract or Real Property Lease, to which the Companies or any of their Subsidiaries is a party or by which the Companies or any of their Subsidiaries or any of their respective assets are bound or affected; (iv) assuming that all consents, approvals and authorizations contemplated by, and all filings described in, Section 5.5(a) of the Companies Disclosure Schedules are obtained or made or satisfied, result in the creation or imposition of any material Encumbrance on the properties or assets of the Companies or any of their Subsidiaries; or (v) assuming that all consents, approvals and authorizations contemplated by, and all filings and waiting periods described in, Section 5.5(b) are obtained or made or satisfied, conflict with or violate in any material respect any Legal Requirements.

(b)       The execution, delivery and performance by the Companies of this Agreement and each Transaction Document to which the Companies are a Party, and the consummation by the Companies of the transactions contemplated hereby and thereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except (i) as disclosed in Section 5.5(b) of the Companies Disclosure Schedules, (ii) the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”) and the expiration of the required waiting period thereunder, (iii) the filing of the 1017 Application (and the obtaining of the FINRA Approval, which is expected following the Closing) and (iv) the notification of the FCA in connection with the Acquisition, the making any filings or applications with the FCA in connection with procuring the satisfaction of the FCA Condition and the obtaining of the satisfaction of the FCA Condition.

Section 5.6       Financial Statements.

(a)       The Companies have provided to Purchaser a correct and complete copy of an audited consolidated balance sheet (including any related notes thereto) of the Consolidated Companies as of December 31, 2012 and December 31, 2013, in each case, together with the audited consolidated statements of income and cash flows of the Consolidated Companies for each of the years ended December 31, 2012 and December 31, 2013, and will provide on or prior to the Closing Date, such audited consolidated balance sheet of the Consolidated Companies as of December 31, 2014, together with such audited consolidated statements of income and cash flows of the Consolidated Companies for the year then ended (collectively, the “Financial Statements”).  The Financial Statements were (or, in the case of financial statements of the Consolidated Companies for the fiscal year ending December 31, 2014, will be) prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present (or, in the case of financial statements of the Consolidated Companies for the fiscal year ending December 31, 2014, will fairly present) in all material respects the financial position of the Consolidated Companies at its respective date and the results of its operations and cash flows for the period indicated, except as otherwise set forth in the notes thereto.

(b)       None of the Consolidated Companies, or, to the knowledge of the Companies, any auditor, accountant or other Representative of any of the Consolidated Companies, has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Consolidated Companies or any of their internal accounting controls, including any material written complaint, allegation, assertion or claim that the Consolidated Companies’ Subsidiaries have engaged in questionable accounting or auditing practices.

(c)       The Consolidated Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) all assets, liabilities and transactions are accurately and timely recorded in all material respects and as necessary to permit preparation of financial statements and (ii) transactions are executed and access to records is permitted only in accordance with management’s authorization.

Section 5.7       Undisclosed Liabilities.  None of the Consolidated Companies have any material liabilities or obligations, whether accrued, absolute, fixed, contingent, or otherwise, whether due or to become due, other than (a) liabilities that are set forth in the audited consolidated balance sheet (including any related notes thereto) of the Consolidated Companies as of December 31, 2013, (b) liabilities incurred in the ordinary course of business since December 31, 2013 (the “Reference Date”) and (c) liabilities under Contracts (other than in respect of a breach thereof).

Section 5.8       Absence of Certain Changes.  From the Reference Date to the date hereof:  (a) the Companies and their Subsidiaries have in all material respects conducted their respective businesses in the ordinary course of business consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement and the Transaction Documents; (b) there has not been any change, effect, circumstance, development or event that, individually or in the aggregate, has had or would reasonably be expected to have had, a Material Adverse Effect and (c) neither the Companies nor any of their Subsidiaries have taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in subsections (i), (iii) through (v), (ix) through (xi), (xv) and (xvii) of Section 7.1.

Section 5.9       Litigation.  There are no Proceedings pending, or, to the knowledge of the Companies, threatened against the Companies or any of their Subsidiaries (or any of their respective officers or directors in their capacities as such) by or before any

Governmental Authority  which would, or would reasonably be expected to, be material to the Companies and their Subsidiaries.  There are no such Proceedings pending or, to the knowledge of the Companies, threatened, challenging the validity or enforceability of this Agreement or seeking to enjoin or prohibit consummation of the transactions contemplated hereby or which would, or would reasonably be expected to, be material to the Companies and their Subsidiaries.  None of the Companies or any of their Subsidiaries is subject to any judgments, decrees, injunctions, or orders of any Governmental Authority which would, or would reasonably be expected to, be material to the Companies and their Subsidiaries.  To the knowledge of the Companies, the Companies and their Subsidiaries have no claims against any of the Sellers in their capacity as equity holders of the Companies and/or their Subsidiaries.

Section 5.10     Compliance with Legal Requirements.

(a)       Each of the Companies and their Subsidiaries is and has been, since January 1, 2012, operated in material compliance with all applicable Legal Requirements.  Neither the Companies nor any of their Subsidiaries have received, since January 2012, written notice of any material violation or alleged material violation of any Legal Requirement, except violations or alleged violations that have been resolved prior to the date of this Agreement without any continuing obligation or liability of the Companies or any of their Subsidiaries or that would not materially affect the Companies’ ability to satisfy their obligations under this Agreement or the other Transaction Documents to which they are a Party.

(b)       None of the Companies or any of their Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of, any regulatory agency or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business.

(c)       Each Company has obtained and complied in all material respects with the terms and conditions of all material required regulatory and legal authorizations, permissions, licenses or consents to carry on its respective business (the “Material Permits”).

(d)       To the knowledge of the Companies, no Company has received any indication that any Material Permit will be revoked, suspended, cancelled, varied in any material and adverse respect or not renewed or made subject to any new conditions that would be material and adverse (other than, in each case, as a result of generally applicable changes in Legal Requirements after the date of this Agreement).

(e)       To the knowledge of the Companies, there are no reasons why any Material Permit should be suspended, modified or varied in any material and adverse respect, or cancelled or not renewed (other than, in each case, as a result of generally applicable changes in Legal Requirements after the date of this Agreement).

(f)        Since January 1, 2012, each Company has filed all material reports, data, and other information required to be filed with or otherwise provided to any relevant Governmental Authority in a timely manner, all such information was true and accurate in all material respects at the time of the filing and to the knowledge of the Companies, and no Governmental Authority has raised with any Company any material questions in connection therewith which remain unanswered.

(g)       Since January 1, 2012, each Company has complied in all material respects with all applicable Legal Requirements relating to record keeping.

(h)       Since January 1, 2012, the Companies have at all times complied in all material respects with applicable Legal Requirements relating to regulatory capital and liquidity.

(i)        From January 1, 2012 to the date of this Agreement, no Company has engaged in any act or acts or has permitted to exist any state of affairs:

(i)    which has led to a request, whether or not the request has the force of law, which is pending by any Governmental Authority to modify or change in any material respect the manner in which its business is or was carried on;

(ii)   which has led to the imposition by any Governmental Authority of specific, material conditions in respect of the conduct of its business; or

(iii)   which, to the knowledge of the Companies, has resulted in any disciplinary, investigatory or enforcement proceedings being commenced (whether or not such proceedings are still ongoing) or threatened against it.

(j)        Since January 1, 2012, the employees of the Companies have at all times been (and all former employees of the Companies were at all times) registered with the relevant Governmental Authority to the extent required under Legal Requirements applicable to the Companies’ business, and since January 1, 2012 such individuals have at all times had all material regulatory consents, licenses, approvals and authorizations (to the extent required in connection with the Companies’ business) with the relevant Governmental Authority, and during the term of their employment with the Companies no such individuals have been disqualified by any Governmental Authority from acting on behalf of the Companies pursuant to the applicable Legal Requirements.

(k)       All customer complaints relating to the business of the Companies or any Company have been duly logged in the relevant Company’s Complaints Register and no complaints remain outstanding, unresolved or the subject of enquiry or investigation by Governmental Authority in any relevant jurisdiction, subject in each case to such exceptions as would not be material.

(l)        The Companies have implemented, maintain and operate in relation to their business internal procedures which comply in all material respects with all applicable anti-money laundering, anti-fraud and anti-terrorism legislation.

(m)      In relation to the business of the Companies since January 1, 2012:

(i)    the Companies have operated their own compliance and risk management policies and procedures, and where material issues are identified, they have been resolved; and such policies and procedures comply in all material respects with applicable Legal Requirements;

(ii)    each Company has complied in all material respects with all applicable Legal Requirements in respect of its promotional and advertising material;

(iii)   in relation to all applicable Legal Requirements in any relevant jurisdictions, to the knowledge of the Companies, (A) no investigation or inquiry with respect to the Companies is being or has been conducted or contemplated (other than routine examinations by Governmental Authorities charged with the supervision or regulation of the Companies), (B) no legal, regulatory or disciplinary or enforcement proceedings or action have been (or are being) brought or threatened by any Governmental Authority and (C) no material fine or other penalty has been imposed or threatened by any Governmental Authority, in the case of (A), (B) and (C) whether against the Companies, any Company or any employee or former employee of the Companies;

(iv)   to the knowledge of the Companies, no court orders or warrants under any anti-money laundering, anti-fraud or anti-terrorism legislation or regulatory requirement in any jurisdiction have been made or threatened against the Companies or any Company; and

(n)       Since January 1, 2012, there has been no material correspondence relating to the business of the Companies, the business of any Company or any past or present employees, representatives or agents of any Company, between any of the Companies and any Governmental Authority, which has not been disclosed in the Companies Disclosure Schedules.

(o)       There are no material outstanding remedial actions required to be undertaken by any Company, pursuant to a request or requirement of any Governmental Authority.

Section 5.11     Broker-Dealer Compliance.

(a)       CP CS is a broker-dealer registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is a member of FINRA, and holds all licenses, franchises, permits, privileges, immunities, approvals and other authorizations of all Governmental Authorities (including, without limitation, all memberships or participant rights in self-regulatory organizations) that are material to the operation of its business.  Section 5.11(a) of the Companies Disclosure Schedules sets forth the jurisdictions in which CP CS is registered as a securities broker or dealer.

(b)       CP CS has established and maintained a system to supervise the activities of its “associated persons”, as defined in Article I, section (rr), of FINRA’s By-laws, that is reasonably designed to achieve compliance, in all material respects, with the applicable Legal Requirements.

(c)       Except for routine examinations by any Governmental Authority charged with the supervision or regulation of securities brokers or FINRA members, to the Companies’ knowledge no investigation by any Governmental Authority with respect to CP CS or such associated persons is pending or threatened in writing.  There is no material unresolved violation by any Governmental Authority with respect to any report, registration or other statement filed by, or relating to any examinations by any such Governmental Authority of, CP CS.

(d)       To the Companies’ knowledge, CP CS has timely filed or submitted all material applications, registrations, declarations, reports, notices, forms and other filings required to be filed with or submitted to the SEC, FINRA, or any other Governmental Authority with jurisdiction over it, and all material amendments or supplements to any of the foregoing (the “BD Filings”), and has paid all fees and assessments due and payable in connection with the BD Filings.  To the Companies’ knowledge, when filed, each of the BD Filings complied, in all material respects, with all applicable Legal Requirements, and none of the BD Filings, as of their respective dates, contained any untrue statement of a material fact or omitted to state a fact required to be stated therein or necessary (in light of the applicable circumstances) in order to make the statements therein not misleading.  To the Companies’ knowledge, no amendment or supplement to any of the BD Filings is required other than amendments or supplements that have been filed.

(e)       Neither CP CS nor any of its associated persons as defined above is subject to any of the events set forth in NASD Rule 1014(a)(3)(A) and (C) through (E).  Neither CP CS nor any such associated person who would also be deemed to be an “associated person of a broker or dealer”, as defined in Section 3(a)(18) of the Exchange Act, is subject to any event described in Sections 15(b)(4) or 15(b)(6) of the Exchange Act or is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, including with respect to a statutory disqualification any person who would solely be an “associated person”, as defined in the FINRA By-laws.  In addition, neither CP CS nor any of the foregoing persons is subject to a comparable event or disqualification under any applicable State’s Blue Sky or securities laws.

(f)        The books and records of CP CS that are required to be made and kept pursuant to Rules 17a-3 and 17a-4 under the Exchange Act and the rules of FINRA are complete and correct in all material respects.

Section 5.12     Property.

(a)       Section 5.12(a) of the Companies Disclosure Schedules sets forth, as of the date hereof, a true and complete list, together with street addresses, of all real property, leased or subleased by the Companies or any of their Subsidiaries as lessee or sublessee (“Real Property Leases”).  The Companies have furnished or made available to Purchaser, prior to the date hereof, true and correct copies of all such Real Property Leases (together with any amendments and modifications thereto in effect as of the date hereof). Neither the Companies nor any of their Subsidiaries own or have any obligation to purchase any real property.  Subject to Permitted Encumbrances, the Companies and each of their Subsidiaries have a valid license or leasehold interests in all their Real Property Leases.

(b)       Each Real Property Lease is in full force and effect and, to the Companies’ knowledge, is valid and binding upon and enforceable against each of the parties thereto (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies).  None of the Companies or their Subsidiaries is in material breach or material default under such Real Property Lease, and, to the Companies’ knowledge, no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or material default, or permit termination, modification or acceleration of rent under such Real Property Lease.

Section 5.13     Assets.  The Companies and each of their Subsidiaries have good title to, or have valid leasehold interests in, all material tangible and intangible personal property used in the business of the Companies and their Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 5.14     Employee Benefit Plans.

(a)       Section 5.14(a) of the Companies Disclosure Schedules contains a true and complete list of each material Company Plan.  The term “Company Plan” means a Plan that is maintained, sponsored, administered ,contributed to or required to be contributed to by the Companies or any of their Subsidiaries in which any Employee participates or, with respect to which, the Companies or any of their Subsidiaries have any liability (contingent or otherwise, including each management, employment, severance or consulting agreement or contract between the Companies or any of their Subsidiaries and any Employee.  The Companies have provided to Purchaser (i) true and complete copies of all material documents, if any, embodying each Company Plan, including all amendments thereto (or, with respect to unwritten Company Plans, a description thereof); (ii) the most recent annual report (Form 5500 Series with applicable schedules), if any; (iii) the most recent summary plan description, if any; (iv) the most recent favorable determination or opinion letter from the IRS, if any; (v) a copy of each trust or other funding arrangement, if any; and (vi) the most recent financial statements and actuarial or other valuation reports, if any.

(b)       Each Company Plan that is intended to be qualified under Section 401(a) of the Code has a received a favorable determination letter or opinion letter from the IRS.  To the knowledge of the Companies, nothing has occurred or is expected to occur that would materially adversely affect the qualified status of any Company Plan that is intended to be qualified under Section 401(a) of the Code or any related trust.

(c)       Each Company Plan has been established and, since January 1, 2011, maintained in all material respects in accordance with its terms and in material compliance with all applicable Legal Requirements, including but not limited to ERISA or the Code.  Neither the Companies nor any of their ERISA Affiliates have within the last six years maintained, sponsored, contributed to or had an obligation to contribute to any defined benefit plans within the meaning of Section 3(35) of ERISA or a plan subject to Section 302 of ERISA, nor any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA. There are no Proceedings (other than routine claims for benefits) relating to any Company Plan pending, or, to the Companies’ knowledge, threatened against any Company Plan or the assets of any such Company Plan, which has had, or is reasonably expected to have, individually or in the aggregate, a material liability to the Companies or any of their Subsidiaries.  All contributions that are required to have been made by the Companies or any of their Subsidiaries to the Company Plans have been timely made or, to the extent accrued, but not required to have been paid, have been properly accrued by the Companies in accordance with GAAP, except in either case as would not be reasonably expected to result in a material liability to the Companies or any of their Subsidiaries.  No “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA has occurred with respect to any Company Plan that is not exempted pursuant to a statutory or administrative prohibited transaction exemption and which is reasonably expected to result in a material liability to the Companies or any of their Subsidiaries.

(d)       Each Company Plan that is a “group health plan” within the meaning of Section 4980B(g)(2) of the Code has been administered in material compliance with the continuation coverage requirements contained in the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth at Section 4980B of the Code and any regulations promulgated thereunder or Part 6 of Subtitle B of Title I of ERISA or any comparable state law (collectively, “COBRA”).

(e)       Neither the Companies nor any of their Subsidiaries maintain or contribute to any Company Plan that provides post-retirement life insurance or medical benefits to any Employee upon his retirement or termination of employment, except as may be required by COBRA or other applicable Legal Requirement.

(f)        The execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute an event under any Company Plan that will alone or in combination with any other event result in the payment of, or accelerate the payment, vesting or distribution of, any material compensation or benefit (whether of severance, accrued vacation or otherwise) or increase any material compensation or benefit or trigger any obligation to fund any material compensation or benefit with respect to any current or former Employee.  No payment or benefit made pursuant to a Company Plan between any current or former Employee and the Companies or any of their Subsidiaries as a result, in whole or in part, of the transactions contemplated hereby could reasonably result in the characterization of such payment or benefit as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.  No current or former Employee is entitled to receive any gross-up or additional payment by reason of any Taxes imposed upon such current or former Employee under Section 409A or 4999 of the Code.

(g)       The Companies and each of their Subsidiaries: are in compliance in all material respects with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment, wages and hours, plant closings and layoffs, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, affirmative action, equal opportunity, employee leave issues, unemployment insurance, worker classification (including the proper classification of workers as independent contractors and consultants and exempt or non-exempt) and immigration.

(h)       As of the date of this Agreement, neither the Companies nor any of their Subsidiaries have made any binding commitment to establish, enter into or modify any Company Plan.

Section 5.15     Labor Matters.

(a)       None of the Companies nor any of their Subsidiaries is a party to, or bound by, any collective bargaining agreement, labor agreement or other Contract applicable to Employees with any labor union, labor organization, works council or similar employee representative.  No Employees are represented by any labor union, labor organization works council or similar employee representative with respect to their employment with the Companies or any of their Subsidiaries.  Since the Reference Date, there has been no material unfair labor practice charge or other material labor dispute pending or, to the Companies’ knowledge, threatened against or affecting the Companies or any of their Subsidiaries.

(b)       To the knowledge of the Companies, no current or former employee with the title of Director or above of the Companies or any of their Subsidiaries is in any respect in violation of any material term of any Restrictive Covenant. To the knowledge of the Companies as of the date of this Agreement, no employee with the title of Director or above intends to terminate his or her employment with the Companies or any of their Subsidiaries.

(c)       To the extent that an Employee is not employed in the country in which that Employee is a legal citizen, such Employee has all work permits, immigration permits, visas or other authorizations, each as required by applicable Legal Requirements for such Employee to work for the Companies or any of their Subsidiaries given the duties and nature of such Employee’s employment with the Companies and any of their Subsidiaries and Section 5.15(c) of the Companies Disclosure Schedules sets forth a true and complete list of such work permits, immigration permits, visas or other authorizations currently held by such Employees.

Section 5.16     Taxes, Tax Returns and Audits.  Except as set forth in Section 5.16 of the Companies Disclosure Schedules:

(a)       Each of the Companies and each of their Subsidiaries have duly and timely filed all Tax Returns required to be filed with any Tax Authority prior to the date hereof, and all such Tax Returns are true, correct and complete in all material respects.  Each of the Companies and each of their Subsidiaries have timely paid in full all material Taxes due and payable unless any such amounts are being contested in good faith by appropriate proceedings. The latest Financial Statements properly reflect, in accordance with GAAP, all unpaid Taxes of the Companies and each of their Subsidiaries as of December 31, 2014, and since December 31, 2014, none of the Companies nor any of their Subsidiaries has incurred any liabilities for amounts of unpaid Taxes that would be required to be disclosed on a balance sheet of any of the Companies or any of their Subsidiaries (or the footnotes thereto) prepared in accordance with GAAP, other than liabilities incurred in the ordinary course of business.

(b)       Each of the Companies and each of their Subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any Seller, employee, creditor, independent contractor or other third party.

(c)       There is no material Tax deficiency outstanding, proposed or assessed against any of the Companies or any of their Subsidiaries, and none of the Companies nor any of their Subsidiaries has received a refund in respect of Taxes to which it was not entitled.  There are no outstanding waivers or comparable consents regarding the application of the statute of limitations or reassessment periods with respect to any Taxes or Tax Returns of any of the Companies or any of their Subsidiaries.

(d)       No audit or other examination of any Tax Return of any of the Companies or any of their Subsidiaries by any Tax Authority is presently in progress, nor have any of the Companies or any of their Subsidiaries been notified of any request for such an audit or other examination.  None of the Sellers, the Companies nor any of their Subsidiaries has been notified in writing by any jurisdiction that the jurisdiction believes that any of the Companies or any of their Subsidiaries was required to file any Tax Return or pay any Taxes for any period that was not filed or paid.

(e)       There are no Encumbrances (other than Permitted Encumbrances) for Taxes upon any of the Companies, any of their Subsidiaries, or any assets of any of the Companies or any of their Subsidiaries.

(f)        None of the Companies nor any of their Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g)       None of the Companies nor any of their Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement pursuant to which it will have any obligation after the Closing, or has any liability for Taxes of any other person as a transferee or successor or otherwise.

(h)       None of the Companies nor any of their Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting requested or occurring on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Legal Requirements) executed on or prior to the Closing Date, (iii) prepaid amounts received on or before the Closing Date, or (iv) installment sale or open transaction made on or prior to the Closing Date.

(i)        None of the Companies nor any of their Subsidiaries has filed a disclosure statement with respect to any item pursuant to Section 6662 of the Code or any comparable disclosure with respect to foreign, state and/or local Legal Requirements.

(j)        Each of the Companies has at all times been, and will be up until the Closing, a partnership for U.S. federal income tax purposes.  Each of the Companies’  Subsidiaries (other than Cogent Partners Asia Pte. Ltd.) has at all times been, and will be up until the Closing, either a “disregarded entity” or a partnership for U.S. federal income tax purposes. No election has been filed by or on behalf of any of the Companies or any of their Subsidiaries to cause it to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

(k)       None of the Companies has received any written Tax opinion from a law firm or accounting firm with respect to any transaction or item relating to the Company, other than a transaction in the ordinary course of business.

(l)        None of the Companies or any Subsidiaries owns any asset that constitutes a “United States real property interest” within the meaning of Section 897(c) of the Code.

(m)      Notwithstanding anything to the contrary set forth herein, this Section 5.16 and Section 5.14 (to the extent it relates to Taxes) contain the sole and exclusive representations and warranties provided by the Sellers and the Companies with respect to Taxes.

Section 5.17     Environmental Matters.

(a)       The Companies and each of their Subsidiaries are, and, except for matters that have been completely resolved, have been since January 1, 2012 in compliance in all material respects with all applicable Environmental Laws.

(b)       Neither the Companies nor any of their Subsidiaries have received any outstanding written notice, letter, other written claim or written request for information alleging that any of the Companies or any of their Subsidiaries is in violation of or liable under any Environmental Law, which notice, letter, claim or request for information would reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(c)       Neither the Companies nor any of their Subsidiaries is subject to any outstanding orders, decrees or injunctions with any Governmental Authority imposing material liability under any Environmental Law.

Section 5.18     Brokers; Third Party Expenses.  Except as set forth in Section 5.18 of the Companies Disclosure Schedules, neither the Companies nor any of their Subsidiaries have incurred, nor will they incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby.

Section 5.19     Intellectual Property.

(a)       Section 5.19(a) of the Companies Disclosure Schedules contains a complete list, as of the date hereof, of the following categories of Intellectual Property owned by the Companies or any of their Subsidiaries which are material to the operation of the business of the Companies or their Subsidiaries in the ordinary course (all Intellectual Property required to be so listed, the “Owned Company Intellectual Property”): (i) Patents; (ii) all registered and material unregistered Trademarks; (iii) domain names; and (iv) all registered Copyrights and material unregistered copyrights.

(b)       Section 5.19(b) of the Companies Disclosure Schedules sets forth, as of the date hereof, all of the agreements granting the Companies or any of their Subsidiaries the right to use third party Intellectual Property that is material to the operation of the business of the Companies or their Subsidiaries in the ordinary course (the “Licensed Company Intellectual Property”), except for (i) any license implied by the sale of a product or (ii) licenses of “off the shelf” software or “click” through licenses arising in the ordinary course, in the case of each item described in (ii), for Computer Software that has not been designed or materially customized for the Companies and for which any related one-time fees are less than $25,000 or annual fees are less than $25,000 per year. The licenses set forth in Section 5.19(b) of the Companies Disclosure Schedules shall be “Material Contracts” for the purposes of this Agreement.

(c)       The Company Intellectual Property constitutes all of the Intellectual Property sufficient in all material respects to conduct the business of the Companies and their Subsidiaries in the ordinary course, as presently conducted.

(d)       The conduct of the business of the Companies and their Subsidiaries does not infringe, misappropriate or otherwise violate, and has not since January 1, 2012 infringed, misappropriated or otherwise violated, the Intellectual Property rights of any Person in any material manner.  This Section 5.19(d) constitutes the sole representations and warranties of the Companies under this Agreement with respect to the infringement, misappropriation or other violation of third party Intellectual Property.

(e)       To the extent permitted by applicable Legal Requirements,  each employee, agent, consultant or third party contractor involved in the creation or development of the Computer Software and other material Copyrights included in the Owned Company Intellectual Property has assigned all right, title and interest in the portion of

Computer Software or other material Copyrights created or developed by such individual to the Companies and all amounts due and owing to such employee, agent, consultant or third party contractor in consideration of such assignment have been paid in full.

(f)        Since January 1, 2012, the Companies have not experienced any material defects or material disruption in the operation of any Computer Software or information technology used in the Companies’ business, other than defects which have been corrected as of the date hereof.  Since January 1, 2012, to the knowledge of the Companies, there have been no material unauthorized intrusions or breaches of the security of any of the Companies’ Computer Software or information technology systems.

(g)       Since January 1, 2012, there has been no unauthorized disclosure of personally identifiable information collected by the Companies that would, individually or in the aggregate, create a material liability to the Companies or any of their Subsidiaries.  The Companies do not collect personally identifiable information of individual users of the Companies’ websites.  The Companies (i) have taken commercially reasonable measures to ensure the security of all personally identifiable information collected by the Companies and (ii) have complied in all material respects with applicable data protection, privacy and similar Legal Requirements relating to any personally identifiable information collected by the Companies and, in all material respects, with their own policies and procedures related thereto.

(h)       The Companies take commercially reasonable measures to protect the confidentiality of all material confidential information and trade secrets owned by the Companies and material confidential or trade secret information of any other Person disclosed in confidence to the Companies and with respect to which the Companies are subject to binding confidentiality obligations, including requiring all Persons having access thereto to execute written non-disclosure agreements.  To the knowledge of the Companies, there has not been any disclosure of any such material confidential information or trade secrets to any Person in a manner that has resulted or is likely to result in the loss of confidentiality of or any trade-secret rights in such information.

Section 5.20     Agreements, Contracts and Commitments.

(a)       Section 5.20 of the Companies Disclosure Schedules sets forth, as of the date hereof, a complete and accurate list of all of the following Contracts to which the Companies or any of their Subsidiaries are a party or otherwise bound (together with the Real Property Leases, the “Material Contracts”), specifying the parties thereto:

(i)    any engagement letter with clients entered into since the Reference Date that would reasonably be expected to result (assuming such engagement is successfully carried out) in payment or consideration to the Companies or any of their Subsidiaries in excess of $100,000;

(ii)    any Contract (other than engagement letters) for the provision of services by the Companies or any of their Subsidiaries to clients involving aggregate payments or consideration in excess of $25,000;

(iii)   any Contract under which the Companies or any of their Subsidiaries would incur any change-in-control payment or similar  compensation obligation to any Person, including any Employee, by reason of the consummation of any of the transactions contemplated by this Agreement;

(iv)   any Contract under which the Companies or any of their Subsidiaries have advanced or loaned any amount to any Person, other than advances to employees relating to expenses and travel, in each case, in the ordinary course of business;

(v)   any Contract containing rights or obligations of, or restrictions on, any equityholder in the Companies or their Subsidiaries (in such equityholder’s capacity as such);

(vi)   any Contract under which the Companies or any of their Subsidiaries have continuing material indemnification obligations to any Person, other than those entered into in the ordinary course of business;

(vii)  any Contract other than a Plan containing a material Restrictive Covenant that binds any of the Companies or their respective Subsidiaries (other than a confidentiality obligation);

(viii) (A) any Contract under which the Companies or any of their Subsidiaries have created, incurred, assumed, guaranteed or secured Indebtedness (other than Contracts with respect to capitalized or synthetic lease obligations (as determined in accordance with GAAP)) and (B) any Contract with respect to any material capitalized or synthetic lease obligations (as determined in accordance with GAAP);

(ix)   any Contract relating to outstanding letters of credit or performance bonds or creating any material liability as guarantor, surety, co-signer, endorser, co-maker or indemnitor, in each case in respect of the obligation of any third party to make payments or perform services;

(x)   any Contract relating to the acquisition or disposition on a principal basis by the Companies or any of their Subsidiaries of any material business, operations or division (whether by merger, sale of stock, sale of assets or otherwise) to the extent any material unresolved claims or actual or contingent express material obligations or potential liabilities of any party thereunder remain;

(xi)   any employment Contract with any professional employee and any contract with an individual independent contractor with respect to their services whose annual compensation equals or exceeds $25,000 per year;

(xii)  any Contract pursuant to which the Companies license Licensed Company Intellectual Property;

(xiii) any Contract concerning the establishment, control, maintenance or operation of a partnership, joint venture or other similar agreement or arrangement, in each case that is material to the business of the Companies;

(xiv) any Contract relating to the settlement of any material Proceeding or the waiver or release of any material rights or material claims in respect of any material Proceeding, in each case entered into after January 1, 2012;

(xv)  any Contract with any Governmental Authority entered into after the Reference Date and any material Contract with any Governmental Authority (other than engagement letters) entered into before the Reference Date; and

(xvi) any other Contract that is material to the business of the Companies and their Subsidiaries, taken as a whole.

(b)       Each Material Contract (and any Contract entered into after the date hereof which would have been a Material Contract if it had been entered into prior to the date hereof) is valid and binding upon and enforceable against each of the Companies or Subsidiaries party thereto, and to the knowledge of the Companies, each of the other parties thereto (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies).  True, correct and complete copies of all Material Contracts (including all schedules, exhibits, amendments, supplements, renewals, extensions and guarantees thereto) have previously been made available to Purchaser.

(c)       Neither the Companies (or their Subsidiaries) nor, to the Companies’ knowledge as of the date hereof, any other party thereto is in material breach of or in material default under, and no event has occurred which with notice or lapse of time or both would become a material breach of or material default of the Companies or their Subsidiaries, or to the Knowledge of the Companies as of the date hereof, any other party thereto, under, any Material Contract (or any Contract entered into after the date hereof which would have been a Material Contract if it had been entered into prior to the date hereof), and prior to the date hereof no party to any Material Contract has given the Companies any written notice of any claim of any such breach, default or event.

Section 5.21     Insurance.

(a)       Section 5.21(a) of the Companies Disclosure Schedules sets forth, as of the date hereof, an accurate and complete list of the policies of insurance currently maintained by or for the benefit of the Companies or any of their Subsidiaries (including any policies of insurance maintained for purposes of providing benefits such as workers’ compensation and employers’ liability coverage) (collectively, the “Policies”). All such Policies are in full force and effect.  The Companies and their Subsidiaries and, to the knowledge of the Companies, their counterparties are not in material default under the Policies, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default under any Policy by the Companies or any of their

Subsidiaries or, to the knowledge of the Companies, any other Person.  To the knowledge of the Companies, no notice of cancellation or termination has been received with respect to any such Policy (except Policies replaced in the ordinary course).

(b)       Neither the Companies nor any of their Subsidiaries have been refused any insurance coverage with respect to any aspect of their operations nor has their coverage been limited by any insurance carrier to which they have applied for insurance or with which they have carried insurance since January 1, 2012.

Section 5.22     Employee Loans.  As of the date hereof, no Employee or a member of his or her immediate family, if an individual, is indebted to the Companies or any of their Subsidiaries nor are the Companies or any of their Subsidiaries indebted to any such Persons, in each case, in an amount greater than $5,000 other than (i) for payment of compensation for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Companies or any of their Subsidiaries and (iii) for other employee benefits provided in the ordinary course of business.

Section 5.23     Improper Payments.  Neither the Companies nor any of their Subsidiaries nor, to the knowledge of the Companies, any of their respective officers, directors, agents, representatives or employees, have, in violation of applicable Legal Requirements, to obtain or retain business, directly or indirectly offered, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of $1,000 in the aggregate to any one individual in any one year) or any commission payment in excess of normal, reasonable and proper amounts payable, to:

(a)       any person who is an official, officer, agent, employee or representative of any Governmental Authority or of any existing or prospective customer of the Companies (whether or not government-owned);

(b)       any political party or official thereof;

(c)       any candidate for political office or political party office; or

(d)       any other individual or entity, while knowing that all or any portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any such official, officer, agent, employee, representative, political party, political party official or candidate, or any entity affiliated with such customer, political party official or political office.

Section 5.24     Affiliate Transactions. Except for employment relationships and compensation, benefits and travel advances, or the Charter Documents of the Companies and their Subsidiaries, no present or former equityholder, Affiliate, officer, member, manager partner or director of the Companies or any of their Subsidiaries, nor any immediate family member of any such Person, is a party to any agreement with ongoing obligations with or binding upon the Companies or any of their Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Companies or any of their Subsidiaries or has engaged in any transaction with any of the foregoing within the twelve (12) months preceding the date hereof.

Section 5.25     Brokers; Third Party Expenses.  Neither the Companies nor any of their Subsidiaries have incurred, nor will they incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby.

Section 5.26     Disclaimer of Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN THIS ARTICLE V (OR IN THE COMPANIES CLOSING CERTIFICATE), THE COMPANIES DISCLAIM ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED. PURCHASER ACKNOWLEDGES AND AGREES THAT IT IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OTHER THAN THOSE SET FORTH IN THIS ARTICLE V (OR IN THE COMPANIES CLOSING CERTIFICATE).

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the Purchaser SEC Documents filed and made publicly available on or after January 1, 2014 but prior to the date of this Agreement (excluding any documents incorporated by reference therein, any disclosures set forth in any risk factor section and any “forward-looking statement” (as such term is used therein) and any disclosures or statements of similar import), Purchaser hereby represents and warrants to the Companies and the Sellers as follows:

Section 6.1       Authority; Organization and Qualification; Capitalization.  Purchaser is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being or currently planned by Purchaser to be conducted. Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character of the properties owned, operated or leased by it or the nature of the activities conducted by it make such qualification or licensing and good standing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.  As of the date hereof, other than as set forth in the publicly available Purchaser SEC Documents, there are no other outstanding (i) equity interests or other securities of the Purchaser, (ii) securities of the Purchaser convertible into or exchangeable or exercisable for equity interests or other securities of the Purchaser or (iii) options, preemptive rights, stock appreciation, phantom stock or profit participation rights with respect to, or other rights to acquire from the Purchaser, or other obligations of the Purchaser to issue, any equity interests or other securities or securities convertible into or exchangeable for equity interests or other securities of the Purchaser.  Since December 31, 2014, Purchaser has not declared or paid any extraordinary dividend on the Purchaser Common Stock.

Section 6.2       Enforceability; Authorization.  This Agreement and each other Transaction Document to which Purchaser is a party have been or will be duly and validly executed and delivered by, and constitute or will constitute a legal, valid and binding obligation of, the Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar Legal Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity.  The execution and delivery of this Agreement and each other Transaction Document to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate proceedings on the part of Purchaser, and no other proceedings on the part of Purchaser, its stockholder or its governing body are necessary to authorize this Agreement and the Transaction Documents to which Purchaser is a party or to consummate the transactions contemplated hereby pursuant to the terms and conditions of this Agreement.

Section 6.3       No Conflict; Required Filings and Consents.

(a)       The execution, delivery and performance by Purchaser of this Agreement and each other Transaction Document to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:  (i) conflict with or violate Purchaser’s Charter Documents, (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair the rights of Purchaser or any of its Subsidiaries or alter the rights or obligations of any third party under, or give rise to any rights of termination, cancellation, modification, amendment or acceleration of (whether after notice or lapse of time or both), or result in the creation or imposition of an Encumbrance, other than a Permitted Encumbrance or any Encumbrance created or imposed as a result of any financing arrangement entered into by Purchaser or its Subsidiaries in connection with the transactions contemplated by this Agreement, on any of the properties or assets of Purchaser or its Subsidiaries, or (iii) conflict with or violate in any material respect any Legal Requirements.

(b)       The execution and delivery of this Agreement by Purchaser do not, and the performance by Purchaser of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; (ii) the filing of the 1017 Application with FINRA (and the obtaining of the FINRA Approval, which is expected following the Closing); (iii) the notification of the FCA in connection with the Acquisition, the making any filings or applications with the FCA in connection with procuring the satisfaction of the FCA Condition and the obtaining of the satisfaction of the FCA Condition; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect or materially and adversely affect  Purchaser’s ability to satisfy its obligations under this Agreement or the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 6.4       Purchaser SEC Documents and Financial Information; Internal Controls and Procedures.

(a)       Since the Reference Date, Purchaser has timely filed or otherwise timely furnished all forms, documents and reports required to be filed or furnished, as applicable, by it with the SEC, and Purchaser shall have timely filed or otherwise timely furnished prior to the Closing Date all forms, documents and reports required to be filed or furnished by it with the SEC prior to such time (collectively, the “Purchaser SEC Documents”).  As of their respective dates, the Purchaser SEC Documents complied (or shall comply, as the case may be) in all material respects with the requirements of the Securities Act, and the Exchange Act, as applicable, and none of the Purchaser SEC Documents contained (or shall contain, as the case may be) any untrue statement of a material fact or omitted (or shall omit, as the case may be) to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  None of Purchaser’s Subsidiaries is required to file any forms, reports or other documents with the SEC.  As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from, or material unresolved issue raised by, the SEC with respect to any of the Purchaser SEC Documents.

(b)       The financial statements (including all related notes and schedules) of Purchaser included in the Purchaser SEC Documents have complied (or shall comply, as the case may be) in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in effect at the time of the filing with respect thereto.  Each of such financial statements were prepared in accordance with GAAP, applied on a consistent basis during the periods involved, and fairly present, in all material respects, the consolidated financial condition of Purchaser and its Subsidiaries as at the dates thereof and the consolidated results of its operations and its consolidated cash flows for the periods then ended.

(c)       Purchaser maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Purchaser’s properties or assets.  Since the Reference Date, none of Purchaser, Purchaser’s independent accountants, the Board of Directors of Purchaser or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Purchaser, (ii) “material weakness” in the internal controls over financial reporting of Purchaser or (iii) fraud, whether or not material, that involves management or other employees of Purchaser who have a significant role in the internal controls over financial reporting of Purchaser.

(d)       The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Purchaser are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Purchaser in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Purchaser, as appropriate, to allow timely decision regarding required disclosure and to enable the chief executive officer and chief financial officer of Purchaser to make the certifications required under the Exchange Act with respect to such reports.

Section 6.5       Compliance.  Purchaser and each of its Subsidiaries has complied with in all material respects all, and is not in violation in any material respect of any Legal Requirements applicable to Purchaser or any of its Subsidiaries.

Section 6.6       Litigation.  There are no Proceedings pending, or, to Purchaser’s knowledge, threatened against Purchaser or any of its Subsidiaries (or any of their respective officers or directors) by or before any Governmental Authority which has had, or is reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  There are no such Proceedings pending or, to the knowledge of Purchaser, threatened, challenging the validity or enforceability of this Agreement or seeking to enjoin or prohibit consummation of the transactions contemplated hereby or which would otherwise reasonably be expected to result in a Purchaser Material Adverse Effect.  Purchaser is not subject to any judgments, decrees, injunctions, or orders of any Governmental Authority which have had, or are reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or materially and adversely affect such Purchaser’s ability to satisfy its obligations under this Agreement or the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 6.7       Issuance of the Shares. The shares of Purchaser Common Stock constituting the Stock Consideration have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable shares of Purchaser Common Stock, free and clear of all Encumbrances, no current or past shareholder of Purchaser will have any preemptive or similar rights in respect thereof and no personal liability will attach thereto.

Section 6.8       Absence of Certain Changes; No Undisclosed Liabilities.  From the Reference Date to the date hereof:  (a) the Purchaser and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement and the Transaction Documents; and (b) there has not been any change, effect, circumstance, development or event that, individually or in the aggregate, has had or would reasonably be expected to have had, a Purchaser Material Adverse Effect.  Purchaser does not have any material liabilities or obligations, whether accrued, absolute, fixed, contingent, or otherwise, whether due or to become due, other than (i) liabilities that are set forth in the publicly available Purchaser SEC Documents, (ii) liabilities incurred in the ordinary course of business since the Reference Date that are not material in the aggregate and (iii) liabilities under Contracts (other than in respect of a breach thereof).

Section 6.9       Available Funds.  Purchaser will have available to it as of the Closing all funds necessary for the payment to the Sellers of the Closing Cash Consideration and to pay all fees and expenses related to this Agreement and the transactions contemplated hereby.

Section 6.10     Brokers.  Neither Purchaser nor any Affiliate thereof has incurred, nor will any of them incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 6.11     Disclaimer of Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN THIS ARTICLE VI (OR THE PURCHASER CLOSING CERTIFICATE), PURCHASER DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED. THE SELLERS AND THE COMPANIES ACKNOWLEDGE AND AGREE THAT THEY ARE NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OTHER THAN THOSE SET FORTH IN THIS ARTICLE VI (OR IN THE PURCHASER CLOSING CERTIFICATE).

ARTICLE VII

CONDUCT PRIOR TO THE CLOSING

Section 7.1       Conduct of Business.   Except as otherwise expressly provided in this Agreement or set forth in Section 7.1 of the Companies Disclosure Schedule or required by Legal Requirements, during the period from the date hereof to the earlier of the Closing Date and the date that this Agreement is terminated pursuant to Section 11.1, or unless the Purchaser otherwise gives its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, the Companies shall, and shall cause their Subsidiaries to, conduct their operations in all material respects according to their ordinary course of business consistent with past practice, and in all material respects the Companies shall use, and shall cause each of their Subsidiaries to use, commercially reasonable efforts, consistent with past practices, to preserve intact the business organization of the Companies and their Subsidiaries, taken as a whole, to keep available the services of their current officers and professional employees and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with the Companies or any of their Subsidiaries, taken as a whole.  Without limiting the generality of the foregoing and except as otherwise expressly provided in this Agreement or set forth in Section 7.1 of the Companies Disclosure Schedule or required by Legal Requirements, during the period from the date hereof to the earlier of the Closing Date and the date that this Agreement is terminated pursuant to Section 11.1, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, the Companies shall not and the Companies shall cause their Subsidiaries not to do any of the following:

(i)     issue, sell, transfer, pledge, redeem or grant options or rights to purchase or sell any securities of the Companies or any of their respective Subsidiaries, or permit any reclassifications of any securities of the Companies or any of their

Subsidiaries, except for the issuance of cash-settling units required to be distributed with respect to awards under the Seller Equity Plans outstanding as of the date hereof;

(ii)    amend or modify the Companies’ Charter Documents;

(iii)   declare, pay or otherwise set aside for payment any non-cash dividend or other non-cash distribution with respect to their capital stock or other equity securities;

(iv)   merge or consolidate with, or acquire all or a material amount of the equity or assets of, or make a material investment in, any business, business organization or division thereof, or any other Person;

(v)    sell, lease, license, subject to any  Encumbrance (other than Permitted Encumbrances and other immaterial Encumbrances) or otherwise dispose of any material assets;

(vi)   except as required by the terms of any Company Plan as in effect as of the date hereof, (A) enter into, adopt, amend or terminate any Company Plan, (B) increase in any manner the compensation, bonus or fringe or other benefits of any current or former Employee, (C) grant any severance or termination pay or increase in any manner the severance or termination pay of any current or former Employee, (D) grant any awards under any bonus, incentive, equity or equity-based, performance or other compensation plan or arrangement or Company Plan, or (E) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Plan;

(vii)  (A) amend or waive any Restrictive Covenant obligations of any current or former Employee of the Companies or any of their Subsidiaries; or (B) hire any Employee other than customary recruitment of analysts in the ordinary course of business consistent with past practice; or (C) terminate, other than for cause, the employment of any Employee;

(viii) amend, enter into or terminate any material Real Property Lease;

(ix)   enter into any transaction with or for the benefit of the Sellers or any of their respective Affiliates (other than the Companies and their Subsidiaries) other than the transactions contemplated by this Agreement, the other Transaction Documents and the transactions contemplated therein, and employment arrangements not prohibited by another provision of this Section 7.1;

(x)   make, revoke or change any Tax election, amend any Tax Return, change any annual accounting period, adopt or change any accounting method, policy or procedure, enter into any closing agreement, settle or compromise any material Tax claim or assessment of Taxes or refunds of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any Tax claim, and enter into any closing agreement with respect to Taxes;

(xi)    abandon, cancel, allow to lapse or transfer any material Owned Company Intellectual Property, or license the Owned Company Intellectual Property to any third party, in each case, other than in the ordinary course of business consistent with past practice;

(xii)    fail to use commercially reasonable efforts to maintain insurance upon all its material assets and properties in such amounts and of such kinds comparable to that in effect as of the date hereof;

(xiii)   make any loans, advances, guarantees or capital contributions to or investments in any Person (other than  advances to employees for travel and business expenses), in each case in the ordinary course of business consistent with past practice);

(xiv)  create, incur or assume any Indebtedness;

(xv)   compromise or settle any Proceeding by a Governmental Authority or any other material Proceeding;

(xvi)  enter into any Contract (other than any engagement letter) that would have been a Material Contract had it been entered into prior to the date hereof, or materially amend or prematurely terminate, or waive any material right or remedy under, any Material Contract, except (in each case) in the ordinary course of business consistent with past practice;

(xvii)  make any change in accounting practices or policies other than as required by applicable Legal Requirements or GAAP; or

(xviii)  authorize, or commit or agree to take, any of the foregoing actions.

Section 7.2       Certain Covenants of Purchaser.  During the period from the date hereof until the earlier of the Closing Date and the date that this Agreement is terminated pursuant to Section 11.1, Purchaser shall not, and shall cause its Subsidiaries not to, enter into, or agree to enter into, any transaction that would reasonably be expected to have a material and adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1       Public Disclosure.  From the date of this Agreement until the Closing, Purchaser, the Sellers and their respective Affiliates shall cooperate with each other in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions contemplated hereby, and, except as may be required by Legal Requirements, no Party (or any Affiliate thereof) shall issue or otherwise make any public disclosure or communication pertaining to this Agreement or transactions contemplated hereby without the prior consent of Purchaser (in the case of the Sellers or the Companies) or the Seller

Representative (in the case of Purchaser).  Each Party will not unreasonably delay, withhold or condition approval from the others with respect to any press release or public announcement.  This provision will not apply to communications by any Party to its counsel, accountants, prospective debt financing sources and other professional advisors.

Section 8.2       Confidentiality; Access to Information.

(a)       Confidentiality.  The confidentiality agreement dated March 7, 2013 previously executed by the Parties shall remain in full force and effect in accordance with its terms.

(b)       Access to Information.  The Companies shall afford Purchaser and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and executive and financial personnel of the Companies and their Subsidiaries during the period prior to the Closing to obtain all material information concerning the business, as Purchaser may reasonably request.  Without limiting the generality of the foregoing, prior to Closing, the Companies shall (i) continue to provide Purchaser and its advisors with updated financial information on a reasonably prompt basis, and reasonable access to the Companies’ financial information used in the preparation of its Financial Statements, (ii) reasonably cooperate with any reviews performed by Purchaser or its advisors of any such financial statements or information and (iii) provide information, on a reasonably prompt basis, of any changes in the professional personnel of the Companies; provided that (x) any investigation pursuant to this Section 8.2(b) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Companies and their Subsidiaries and (y) Purchaser shall not have access to personnel records of the Companies and their Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in the Companies’ good faith opinion is sensitive or the disclosure of which could subject the Companies or any of their Subsidiaries to risk of liability or loss of attorney-client privilege.  The Parties agree to the arrangements set forth in Schedule 8.2.

(c)       At least five (5) Business Days prior to the anticipated Closing Date, the Companies shall prepare and deliver to Purchaser an estimated balance sheet of the Consolidated Companies as of the Balance Sheet Time, together with the Companies’ good faith estimate of the Net Working Capital Adjustment Amount and the components of such calculation; such balance sheet and estimate will be prepared in accordance with GAAP, consistently applied, based on the books and records of the Consolidated Companies, in a manner and on a basis consistent with the sample balance sheet and sample net working capital statement attached as Schedule 2.4(a) hereto.  For the avoidance of doubt, for purposes of such estimate the Companies shall assume that all receivables will be collected on or prior to the 90th day anniversary of the Closing Date.  The Companies shall use commercially reasonable efforts to deliver to Purchaser the audited consolidated balance sheet of the Consolidated Companies as of December 31, 2014, together with such audited consolidated statements of income and cash flows of the Consolidated Companies for the year then ended, by March 15, 2015.

Section 8.3       Mutual Releases; Waivers.

(a)       Effective as of the Closing, each Seller, in his, her or its capacity as a holder of Units and/or equity interests in one or more of the Companies, on such Seller’s own behalf and on behalf of such Seller’ successors, assigns and heirs, hereby unconditionally and irrevocably waives, and hereby releases and discharges each other Seller (in his, her or its capacity as (x) a holder of Units and/or equity interests in one or more of the Companies and/or (y) a manager, director, officer or employee of one or more the Companies and their Subsidiaries) from, any and all claims, counterclaims, obligations, actions, demands, rights, penalties, sanctions, costs, attorneys’ fees, expenses, or other causes of action of any nature whatsoever, asserted or unasserted, whether based in tort, contract, statutory or common law, whether in law or equity, or any other form, whether now known, unknown, asserted, unasserted, foreseen, unforeseen, contingent, actual, liquidated or unliquidated, in each case, which relate to, are based upon or arose in connection with any condition, event, circumstances or state of affairs that occurred or existed at or prior to the Closing (including any claim relating to the negotiation or execution of this Agreement or any other Transaction Document).

(b)       Effective as of the Closing, each Seller, in his, her or its capacity as a holder of Units and/or equity interests in one or more of the Companies, on such Seller’s own behalf and on behalf of such Seller’ successors, assigns and heirs, hereby unconditionally and irrevocably waives, and hereby releases and discharges each of the Companies and their respective Subsidiaries, directors, officers and managers from, any and all claims, counterclaims, obligations, actions, demands, rights, penalties, sanctions, costs, attorneys’ fees, expenses, or other causes of action of any nature whatsoever, asserted or unasserted, whether based in tort, contract, statutory or common law, whether in law or equity, or any other form, whether now known, unknown, asserted, unasserted, foreseen, unforeseen, contingent, actual, liquidated or unliquidated, in each case, which relate to, are based upon or arose in connection with any condition, event, circumstances or state of affairs that occurred or existed prior to the Closing (including any claim relating to the negotiation or execution of this Agreement or any other Transaction Document). Effective as of the Closing, the Companies and their respective Subsidiaries, on their own behalf and on behalf of their respective successors, assigns and heirs, hereby unconditionally and irrevocably waive, and hereby release and discharge each Seller from, any and all claims, counterclaims, obligations, actions, demands, rights, penalties, sanctions, costs, attorneys’ fees, expenses, or other causes of action of any nature whatsoever, asserted or unasserted, whether based in tort, contract, statutory or common law, whether in law or equity, or any other form, whether now known, unknown, asserted, unasserted, foreseen, unforeseen, contingent, actual, liquidated or unliquidated, in each case, which relate to, are based upon or arose in connection with any condition, event, circumstances or state of affairs that occurred or existed prior to the Closing (including any claim relating to the negotiation or execution of this Agreement or any other Transaction Document).

(c)       Effective as of the date hereof, Purchaser waives and will not assert, and agrees to cause the Companies and their Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of any Seller, equityholder, director, officer or employee of the Companies or their Subsidiaries (any such Person, a “Designated Person”) in any matter involving this Agreement, any other Transaction Documents or any of the transactions contemplated hereby or thereby, by any legal counsel currently representing the Companies or the Subsidiaries in connection with this Agreement, any of the other Transaction Documents or any of the transactions contemplated hereby or thereby (the “Current Representation”).  Purchaser further waives and will not assert, and agrees to cause the Companies and their Subsidiaries to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser, and following the Closing, with the Companies or their Subsidiaries, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege and attorney-client communications shall be retained by the Seller Representative on behalf of the applicable Sellers; provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement, any other Transaction Document or any of the transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Persons and their advisers.

(d)       Nothing in this Section 8.3 shall release or discharge any Party from any claim that such Party has breached any provision of this Agreement or any other Transaction Document.

Section 8.4       Reasonable Efforts.

    (a)        Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary or advisable to consummate and make effective, in the most expeditious manner practicable, the Acquisition and the other transactions contemplated by this Agreement.

    (b)        Without limiting Section 8.4(a):

(i)    The Parties agree to act diligently and reasonably to provide information and take such actions as to permit and cause the Companies to file or cause to be filed, within ten (10) Business Days of the date of this Agreement, the 1017 Application, and to respond to any communications from FINRA relating to such filings, promptly file any additional requested information and take such other actions as may be reasonably required to obtain the FINRA Approval

(ii)    Purchaser shall use commercially reasonable efforts to procure the satisfaction of the FCA Condition, including by: (A) as soon as reasonably practicable, and in any event by no later than 10 Business Days following the date of this Agreement, making the prescribed change in control applications to the FCA in order to satisfy the FCA Condition; (B) responding promptly to all inquiries and requests made by and provide all reasonable information requested by the FCA with respect to the transactions notified to it, in consultation with the Companies; (C) providing the

Company with an advance copy of the filings to be made with the FCA in order to satisfy the FCA Condition, which filings will be redacted for any information that is commercially sensitive and confidential to Purchaser; (D) keeping the Companies informed of all material communications with the FCA in respect of the FCA Condition; and (E) notifying the Companies of the satisfaction of the FCA Condition or of any decision adopted by the FCA by no later than the Business Day following Purchaser becoming aware of the same.

Section 8.5       Disclosure of Certain Matters.  Each of Purchaser, the Sellers and the Companies shall provide the others with prompt written notice of (i) any material breach of such Party’s representations and warranties in this Agreement or (ii) any event, development or condition that (a) to such Party’s knowledge would cause any of such Party’s representations and warranties to become untrue or misleading in a material respect or which is expected to materially affect such Party’s ability to consummate the transactions contemplated by this Agreement, or (b) causes such Party to conclude that any of the conditions set forth in Article IX will not be satisfied. Notwithstanding anything to the contrary herein, a breach of this Section 8.5 by any of the Parties shall not constitute a breach of a covenant applicable to such Party for purposes of indemnification under Article X or for purposes of Section 9.2(b) or 9.3(b).

Section 8.6       Employees and Benefits.

(a)       Purchaser shall take all actions as provided in Schedule 8.6(a) at the applicable times set forth therein.

(b)       Through December 31, 2015 (the “Continuation Period”), Purchaser shall or shall cause one of its Affiliates to continue to provide the employees of the Companies or their Subsidiaries who remain employees of the Companies, their Subsidiaries, the Purchaser or any of its Affiliates after the Closing (each, a “Continuing Employee”) with the same employee benefits that are provided pursuant to the Company Plans as in effect immediately prior to the Closing; provided, however, that to the extent a Company Plan may not be provided to the Continuing Employees during the Continuation Period due to applicable Legal Requirements, Purchaser shall or shall cause one of its Affiliates to provide substitute benefits to the Continuing Employees under the employee benefit plans and arrangements of the Purchaser and its Affiliates to the extent such benefits are provided to similarly situated employees of the Purchaser or its Affiliates.  From January 1, 2016 through December 31, 2016, Purchaser shall or shall cause one of its Affiliates to provide the Continuing Employees with employee benefits that are no less favorable, in the aggregate, than the employee benefits provided to similarly situated employees of the Purchaser or its Affiliates.

(c)       Purchaser shall, or shall cause one of its Affiliates to, provide to each Continuing Employee full credit for such Continuing Employee’s service with the Companies or any of their respective Affiliates or their respective predecessors prior to the Closing for all purposes, including for purposes of eligibility, vesting and determination of the level of benefits (but, not for benefit accrual purposes under a defined benefit plan), under any benefit plan in which such Continuing Employee participates on or following the Closing to the same extent recognized by the Companies or any of their respective Affiliates immediately prior to the Closing; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or coverage.  Purchaser shall, or shall cause one of its Affiliates to, use commercially reasonable efforts (i) to waive any limitation on health and welfare coverage of such Continuing Employee due to pre-existing conditions, waiting periods, active employment requirements, and requirements to show evidence of good health under any applicable health and welfare plan of Purchaser or any of its Affiliates to the extent such Continuing Employees were covered under a similar Company Plan and (ii) to provide each Continuing Employee with credit for any copayments and deductibles paid prior to the Closing Date in satisfying any applicable deducible or out-of-pocket requirements under any applicable plan of Purchaser or any of its Affiliates.

(d)       Upon the written request of Purchaser to the Sellers at least five Business Days prior to the Closing, effective as of immediately prior to the Closing, the Companies shall terminate their defined contribution plan tax-qualified under Section 401(a) of the Code (the “Company 401(k) Plan”).  If the Company 401(k) Plan is terminated, Purchaser shall permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from such plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Purchaser or any of its Subsidiaries (the “Purchaser 401(k) Plan”), subject to the terms and conditions of the Purchaser 401(k) Plan.

(e)       All awards outstanding as of Closing under the Seller Equity Plans shall (i) effective as of the Closing, vest in full, to the extent not yet vested, and (ii) be distributed to the applicable award holder immediately following the Closing (except to the extent distribution at such time would cause the imposition of tax penalties pursuant to Section 409A of the Code, in which case the distribution will be made at such time that will not cause the imposition of tax penalties pursuant to Section 409A of the Code) in the applicable amount determined by the Sellers in accordance with such plans.

(f)        No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit Purchaser from having the right to terminate the employment of any Continuing Employee after the Closing; provided that any such termination is effected in accordance with applicable Legal Requirements. This Section 8.6 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 8.6, express or implied, shall confer any other Persons any rights or remedies of any nature whatsoever under or by reason of this Section 8.6.  Nothing contained herein, express or implied, shall be construed to (i) establish, amend or modify any Plan or other plan, program, agreement or arrangement or (ii) alter or limit the ability of Purchaser or any of its Affiliates to amend, modify or terminate any Plan or other plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them in accordance with the terms of such Plan or other plan, program, agreement or arrangement and applicable Legal Requirements.

Section 8.7       Antitrust Matters.  Promptly after (but, at least within ten (10) Business Days following) the execution of this Agreement, each of Purchaser, on the one hand, and the Companies, on the other hand (or their respective ultimate parent entities, if applicable), shall file the notification required of it under the HSR Act in connection with the transactions contemplated by this Agreement, and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Authorities.  Each of Purchaser and the Companies agree to request early termination of any waiting periods in connection with such notification. Purchaser and the Companies shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any Proceeding by or before any Governmental Authority with respect to such transactions, and (c) keep the other reasonably informed as to the status of any such Proceeding. The fees required to be paid in connection with the required notification under the HSR Act shall be paid by Purchaser.

Section 8.8       Tax Matters; Preparation and Filing of Tax Returns.

(a)       Seller Indemnity. Each Seller shall severally and not jointly indemnify and hold harmless Purchaser from and against, without duplication: (i) such Seller’s allocable share (based on such Seller’s Applicable Percentage) of any Taxes (other than any Taxes included in the determination of Final Working Capital) imposed on or with respect to any of the Companies and any of their respective Subsidiaries with respect to any Pre-Closing Tax Period; (ii) any Taxes imposed on or with respect to such Seller with respect to any Pre-Closing Tax Period (including any Taxes imposed under Section 1445 of the Code with respect to such Seller if such Seller did not provide a valid certificate pursuant to Section 3.2(a)(iv) of this Agreement) and (iii) such Seller’s allocable share (based on such Seller’s Applicable Percentage) of any Losses incurred by Purchaser, any of the Companies or any of their Subsidiaries attributable to or resulting from (A) the inaccuracy or breach of the representations contained in Section 5.16(h) and Section 5.16(j), and (B) any breach or non-performance of any covenant or agreement in this Section 8.8; provided, however, that the liability under Section 8.8(a)(i) and Section 8.8(a)(iii) (combined with all other Losses paid or payable by such Seller under Section 10.1(a) (other than, with respect to any such Seller, in respect of any Seller Specified Representations of such Seller) and Section 10.1(b) shall in no event exceed such Seller’s Applicable Percentage of the Escrow Amount, as set forth opposite such Seller’s name on the Transaction Consideration Disbursement Schedule, and the aggregate liability of the Sellers under Section 8.8(a)(i) and Section 8.8(a)(iii) (together with all Losses paid as payable by the Sellers under Section 10.1(a) and Section 10.1(b) (other than with respect to Seller Specified Representations) shall not exceed the Escrow Amount.  Purchaser shall have no claim against the Sellers under Section 8.8(a)(i) and Section 8.8(a)(iii) other than for the cash and Purchaser Common Stock, in each case, in the Escrow Amount.  Purchaser may also choose to (but is not required to) access the Escrow Amount if entitled to payment under Section 8.8(a)(ii) from a Seller with respect to Taxes imposed on or with respect to such Seller; provided, however, Purchaser may not recover from the Escrow Amount with respect to such Seller in an amount that exceeds such Seller’s Applicable

Percentage of the Escrow Amount, as set forth opposite such Seller’s name on the Transaction Consummation Disbursement Schedule, taking into account all other Losses paid or payable by such Seller under this Section 8.8(a), Section 10.1(a) (other than, with respect to any such Seller, in respect of any Seller Specified Representations of such Seller) and Section 10.1(b).

(b)       Tax Returns.

(i)    The Seller Representative shall have the right and obligation to cause the Companies to timely prepare and file, or cause to be timely prepared and filed, any Tax Return that is required to include the operations, ownership, assets or activities of the Companies or their Subsidiaries for all Pre-Closing Tax Periods on a basis consistent with prior practice unless otherwise required by applicable Legal Requirements, and Purchaser shall authorize Companies’ officers to cooperate with respect thereto.  Purchaser shall have the right to review such Tax Returns, and the Sellers and the Seller Representative will consider in good faith any comments provided by the Purchaser.  Purchaser shall have the right and obligation to cause the Companies to timely prepare and file, or cause to be timely prepared and filed, when due, all other Tax Returns.

(ii)    The Parties agree that, to the extent permitted under applicable Legal Requirements, any deductions attributable to the transactions contemplated by this Agreement, including the payment of Transaction Expenses, shall be reflected in the Tax Return for the Pre-Closing Tax Period.

(c)       Straddle Period Tax Liabilities.  Purchaser and the Sellers agree that if the Companies and their Subsidiaries are permitted but not required under applicable Legal Requirements to treat the Closing Date as the last day of a Tax period, Purchaser and the Sellers shall so treat the Closing Date. Where such treatment is not permitted, in the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall:

(i)    in the case of Taxes that are either (i) based upon or related to income or receipts or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the taxable year ended on the Closing Date; and

(ii)    in the case of Taxes not described in Section 8.8(c)(i) that are imposed on a periodic basis and measured by the amount, value or level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(d)       Access to Books.  The Companies, on the one hand, and Purchaser, on the other hand, agree to furnish or cause to be furnished to the other Parties as promptly as reasonably practicable, such information (including access to books and records) and reasonable assistance (including the execution of powers of attorney) relating to the

Companies and their Subsidiaries as is reasonably necessary for the preparation and filing of any Tax Return contemplated by this Section 8.8 and shall reasonably cooperate to cause a duly authorized representative to sign such Tax Returns or otherwise provide the requisite powers of attorney.

(e)       Amended Tax Returns.  Purchaser shall reasonably cooperate to file amended Tax Returns relating to the Pre-Closing Tax Period (or the pre-Closing portion of any Straddle Period) as reasonably requested by the Seller Representative and shall not file any such amended Tax Returns in respect of such periods without the prior written consent of the Seller, which consent shall not be unreasonably withheld.

(f)        Tax Refunds.  Any Tax refund (including any interest in respect thereof) received by Purchaser or any of the Companies or any of their Subsidiaries that relates to any Pre-Closing Tax Period except for any such Tax refunds specifically recorded as a receivable or other current asset in the determination of Final Working Capital, shall be for the account of the Sellers, and Purchaser shall pay over to the Seller Representative for distribution to the Sellers any such refund (net of any (i) Taxes imposed on Purchaser, any of the Companies or any of their Subsidiaries as a result of the receipt of such refund and (ii) costs and expenses incurred by Purchaser, any of the Companies or any of their Subsidiaries in obtaining such refund) within ten (10) days after receipt.  In the event that any refund is subsequently denied by a Taxing Authority, the applicable Seller shall promptly repay such refund (including interest) to Purchaser.

(g)       Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges, including any penalties and interest (“Transfer Taxes”) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be economically borne 50% by the Purchaser, and 50% by the Sellers, with Sellers’ portion being reflected as a Transaction Expense.  Purchaser shall file all necessary documentation and Tax Returns with respect to such Transfer Taxes.  Each Party shall reasonably cooperate with the other Party in preparing and filing when due all necessary documentation and Tax Returns with respect to such Transfer Taxes and shall execute and deliver all instruments and certificates reasonably required to obtain the benefit of any available exemptions from or reduction in any such Transfer Taxes or to enable the other Party to comply with any filing requirements relating to any such Transfer Taxes.

(h)       Purchase Price Adjustments.  The Parties agree to treat any payment made pursuant to this Section 8.8 or pursuant to Article X as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Legal Requirements.

(i)        Tax Audits.

(i)    Purchaser shall promptly notify in writing upon receipt by Purchaser, any of Purchaser’s Affiliates or the Companies or any of their Subsidiaries, of notice of any pending or threatened U.S. federal, state, local or foreign Tax audits or assessments which may affect the Tax liabilities of the Sellers and the Companies or any of their respective Subsidiaries for which the Sellers would be required to indemnify

Purchaser pursuant to Section 8.8(a); provided, that failure to comply with this provision shall not affect Purchaser’s right to indemnification hereunder except to the extent such failure results in an increase in the amount for which the Sellers are liable under Section 8.8(a).  The Parties shall fully cooperate with each other in providing Tax information reasonably required in connection with any audits or for other reasonable purposes.

(ii)    Purchaser shall have the sole right to represent the Companies and their Subsidiaries’ interests in any Tax audit or administrative or court proceeding relating to Pre-Closing Tax Periods, and to employ counsel of its choice and at its expense.  The Sellers shall have the right to participate in any such audit or administrative or court proceeding.  Notwithstanding the foregoing, Purchaser shall not be entitled to settle after the Closing Date, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect in any material respect the liability for Taxes of the Sellers or the Companies or their Subsidiaries for any Pre-Closing Tax Periods without the prior written consent of the Sellers.  Such consent shall not be unreasonably withheld, delayed or conditioned, and shall not be necessary to the extent that Purchaser has already been indemnified against the effects of any such settlement.

(j)        Assistance and Cooperation.  The Seller Representative, on the one hand, and Purchaser, on the other hand, shall cooperate (and Purchaser cause its Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed against any of the Companies or any of their Subsidiaries.  Such cooperation shall include each Party making all information and documents in its possession relating to the Companies and their Subsidiaries available to the other Party.  The Parties shall retain all Tax Returns, schedules, and work papers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent notified by any Party, any extensions thereof) of the Tax period to which such Tax Returns and other documents and information relate.  Each of the Parties shall also make available to the other Party, as reasonably requested and available, personnel (including officers, directors, employees, and agents) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceeding relating to Taxes.  Any information or documents provided under this Agreement shall be kept confidential by the Party receiving such information or documents, except as may otherwise be necessary in connection with the filing of income Tax Returns or in connection with administrative or judicial proceedings relating to Taxes.

(k)       Expenses. Purchaser (or any of the Companies or any of their Subsidiaries) shall bear the out-of-pocket expenses incurred in connection with audits and other administrative and judicial proceedings relating to Taxes for which the Sellers are not liable under this Agreement. Likewise, the Seller Representative, on behalf of the Sellers, shall be responsible for such out-of-pocket expenses relating to Taxes for which the Sellers would be liable under this Agreement.

(l)        Consistency.  To the extent of any inconsistency between any provision of Section 8.8 and Article X, the provisions of Section 8.8 shall control.

Section 8.9       Indemnification of Directors and Officers.

(a)       The Companies and their respective Subsidiaries shall, as applicable, indemnify and hold harmless, and advance expenses to the respective past and present directors, officers and managers of the Companies and their respective Subsidiaries (collectively “D&O Indemnitees”) to the same extent such D&O Indemnitees are currently indemnified and entitled to advancement of expenses under the applicable organizational documents of the Companies and their respective Subsidiaries and, to the extent applicable, their employment agreements in effect as of the date hereof, in each case for acts or omissions occurring at or prior to the Closing Date, and Purchaser shall not, and shall not permit any of the Companies or their Subsidiaries to, amend, repeal or modify any provision in such Company’s or its Subsidiary’s applicable organizational documents relating to the exculpation or indemnification of former officers and managers and/or directors as in effect immediately prior to the Closing Date with respect to acts or omissions arising at or prior to the Closing Date, except as may be required by Legal Requirements or except in a manner no less favorable to such Persons.  Notwithstanding anything to the contrary in this Agreement, at any time prior to the Closing the Companies may purchase directors’ and officers’ liability coverage and/or fiduciary liability insurance policies; provided that the premiums or any other cost of any such insurance shall be paid prior to the Closing and, to the extent not paid prior to the Closing, shall constitute a Transaction Expense.

(b)       Notwithstanding anything contained in this Agreement to the contrary, this Section 8.9 shall survive the consummation of the Closing indefinitely.  In the event that any of the Companies or their Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, the successors and assigns of the Companies or their Subsidiaries, as the case may be, shall be bound by the obligations set forth in this Section 8.9.

Section 8.10     Further Assurances. From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with Article XI, each of the Parties hereto shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and of each Transaction Document and the transactions contemplated by this Agreement.  The Companies and the Purchaser shall, on or prior to the Closing Date, use their commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated by this Agreement, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated by this Agreement; provided that no Party shall be obligated to pay any money to cure any breach of any representation or warranty.

Section 8.11     Termination of Affiliate Arrangements.  Except as set forth in Section 8.11 of the Companies Disclosure Schedules, each of the Sellers and the Companies shall, and the Companies shall cause their Subsidiaries to, immediately prior to the Closing, execute and deliver such releases, termination agreements and discharges as are necessary to (i) release and discharge such Seller and its Affiliates (other than the Companies and their respective Subsidiaries) from any and all obligations owed to the Companies and their respective Subsidiaries, (ii) release and discharge any of the Companies or their Subsidiaries from any and all obligations owed to such Seller or its Affiliates (other than the Companies and their Subsidiaries) and (iii) terminate all arrangements, commitments, contracts and understandings among the Sellers or any of their Affiliates (other than the Companies and their Subsidiaries), on the one hand, and the Companies or any of their Subsidiaries, on the other hand. Nothing in this Section 8.11 shall release or discharge any Party from any claim that such Party has breached any provision of this Agreement or any other Transaction Document.

ARTICLE IX

CONDITIONS TO THE TRANSACTION

Section 9.1       Conditions to Obligations of Each Party.  The respective obligations of each Party to this Agreement to effect the Acquisition and the other transactions contemplated hereby shall be subject to the satisfaction (or with respect to Section 9.1(c), the waiver by Purchaser and Seller Representative) at or prior to the Closing of the following conditions:

(a)       HSR Act.  All specified waiting periods under the HSR Act shall have expired or been terminated.

(b)       No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Acquisition illegal or otherwise prohibiting consummation of the Acquisition substantially on the terms contemplated by this Agreement.

(c)       No Litigation.  No Proceeding shall be pending by any Governmental Authority which seeks to (i) prevent consummation of any of the transactions contemplated by this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no order, judgment, decree, stipulation or injunction of any Governmental Authority to any such effect shall be in effect.

(d)       CP CS shall have filed the 1017 Application with FINRA at least thirty (30) days prior to the Closing Date, and FINRA shall not have objected to or placed material conditions on the Acquisition or otherwise placed material interim restrictions on CP CS in the interim as provided in NASD Rule 1017(c)(1).

(e)       The FCA shall have confirmed to the Purchaser in writing that it has granted the FCA Approval, or shall have been deemed under section 189(6) of FSMA, through the expiration of any applicable waiting periods in respect of its assessment, to have granted the FCA Approval, in each case, without the imposition of any materially burdensome condition or restriction (the “FCA Condition”).

Section 9.2       Additional Conditions to Obligations of the Sellers and the Companies.  The obligations of the Sellers and the Companies to consummate and effect the Acquisition and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Seller Representative:

(a)       Representations and Warranties.  Each of the Specified Representations made by Purchaser shall have been true and correct in all respects (other than any immaterial respects) as of the date of this Agreement and as of the Closing Date, as if made on and as of the Closing Date (other than any representation and warranty expressly made as of a specific earlier date, which shall have been true and correct in all material respects as of such earlier date), and each representation and warranty made by Purchaser other than the Specified Representations made by Purchaser shall have been true and correct (without giving effect to any materiality or Purchaser Material Adverse Effect qualifier contained therein) as of the date of this Agreement and as of the Closing Date, as if made on and as of the Closing Date (other than any representation and warranty expressly made as of a specific earlier date, which shall have been true and correct as of such earlier date), except where failure to be so true and correct, individually or in the aggregate, would not have a Purchaser Material Adverse Effect.

(b)       Agreements and Covenants.  Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)       Material Adverse Effect.  No Purchaser Material Adverse Effect shall have occurred since the date of this Agreement.

(d)       Officer’s Certificate.  The Sellers shall have received a certificate signed on behalf of Purchaser by an authorized officer of the Purchaser (the “Purchaser Closing Certificate”) to the effect that the conditions in Section 9.2(a), Section 9.2(b) and Section 9.2(c) are satisfied.

Section 9.3       Additional Conditions to the Obligations of Purchaser.  The obligations of Purchaser to consummate and effect the Acquisition and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

(a)       Representations and Warranties.  Each of the representations and warranties of the Sellers and each of the Specified Representations made by the Companies shall have been true and correct in  all respects (other than any immaterial respects) as of the date of this Agreement and as of the Closing Date, as if made on and as of the Closing Date (other than any representation and warranty expressly made as of a specific earlier date, which shall have been true and correct in all material respects as of such earlier date), and each representation and warranty made by the Companies other than the Specified Representations made by the Companies shall have been true and correct (without giving effect to any materiality or Material Adverse Effect qualifier contained therein) as of the date of this Agreement and as of the Closing Date, as if made on and as of the Closing Date (other than any representation and warranty expressly made as of a specific earlier date, which shall have been true and correct as of such earlier date), except where failure to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect.

(b)       Agreements and Covenants.  Each of the Sellers and the Companies shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c)       Material Adverse Effect.  No Material Adverse Effect with respect to the Companies shall have occurred since the date of this Agreement.

(d)       No Material Adverse Change in Financial Statements.  The audited consolidated financial statements of the Consolidated Companies for the year ended December 31, 2014 shall have been delivered by the Sellers to the Purchaser; and the income statement shall not show a decline of more than five percent (5%) for net revenues for the Consolidated Companies for the twelve months ended December 31, 2014 from the net revenues in the draft financial statements for the twelve months ended December 31, 2014 set forth on Section 9.3(d) of the Companies Disclosure Schedules.

(e)       Companies’ Officer’s Certificate. Purchaser shall have received a certificate signed by an appropriate authorized officer of each of the Companies (the “Companies Closing Certificate”) to the effect that the conditions in Sections 9.3(a) and 9.3(b) (to the extent relating to the representations, warranties, covenants and agreements of the Companies) and the conditions in Section 9.3(c) and Section 9.3(d) are satisfied.

(f)        Sellers’ Certificate.  Purchaser shall have received a certificate signed by the Seller Representative to the effect that the conditions in Section 9.3(a) and Section 9.3(b) (to the extent relating to the representations, warranties, covenants and agreements of the Sellers) are satisfied (with the Seller Representative having no personal liability for any other Seller, and with his certification to be based on representations from the other Sellers).

(g)       Non-Compete Agreements.  Each of the Signing Date Non-Compete Agreements shall be in full force and effect, subject to any exception thereto set forth in the Sellers Disclosure Schedules.

(h)       Minimum Cash.  The Consolidated Companies shall have a minimum of five million dollars ($5,000,000) (of which no more than one million dollars ($1,000,000) shall be outside the U.S., unless otherwise agreed by the Parties) in cash and cash equivalents (which shall be capable of being liquidated without penalty within one (1) week) on hand as of the Closing.

(i)        Working Capital.  The Consolidated Companies shall have Specified Assets that are at least $5 million greater than Specified Liabilities as of the Closing Date; it being understood that, for purposes of this condition, the Parties will assume that the Consolidated Companies will collect all outstanding accounts receivable outstanding at

Closing, after taking into account the Consolidated Companies’ allowance (if any) for doubtful accounts.

(j)        No Equityholder Litigation.  No Proceeding shall be pending before any Governmental Authority that was brought by a current, former or purported equity holder of any of the Companies or their Subsidiaries which (i) seeks an injunction, order or other relief that would prevent consummation of any of the transactions contemplated by this Agreement or cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (ii) alleges monetary damages or losses in excess of $200,000.

ARTICLE X

INDEMNIFICATION

Section 10.1     Indemnification of Purchaser.

(a)       Subject to the terms and conditions of this Article X (including the limitations set forth in Section 10.4), from and after Closing, each Seller, severally and not jointly, shall indemnify, defend and hold harmless Purchaser and its Affiliates (including, following the Closing, the Companies and their Subsidiaries) and its and their Representatives, successors and permitted assigns (“Purchaser Indemnitees”) from and against all Losses incurred by any Purchaser Indemnitee by reason of, arising out of or resulting from:

(i)    the inaccuracy or breach of any representation or warranty of such Seller contained in this Agreement, such inaccuracy or breach and amount of Losses determined without regard to any Material Adverse Effect (which shall instead be read as adverse effect or change as the context permits), materiality or similar term or qualification;

(ii)    the failure by such Seller to perform any covenant or agreement of such Seller contained in this Agreement; and

(iii)   the inaccuracy or breach of the representations and warranties of the Companies contained in Sections 5.4(a) and 5.4(b) (collectively, the “Capitalization Rep”).

(b)       Subject to the terms and conditions of this Article X (including the limitations set forth in Section 10.4), from and after Closing, the Purchaser Indemnitees shall be entitled to indemnification from the Escrow Amount for all Losses asserted against, resulting to, imposed upon, or incurred by any Purchaser Indemnitee by reason of, arising out of or resulting from:

(i)    the inaccuracy or breach of any representation or warranty of the Companies contained in this Agreement, such inaccuracy or breach and amount of Losses determined, except in the case of clauses (a) and (b) of Section 5.8, Section 5.14(a) and Section 5.20(a)(xvi) without regard to any Material Adverse Effect (which shall instead be read as adverse effect or change as the context permits), materiality or similar term or qualification;

(ii)    the failure by the Companies to perform prior to the Closing any covenant or agreement of the Companies contained in this Agreement and required to be performed prior to the Closing;

(iii)   any Proceeding brought by any current or former member or securityholder of the Sellers, including any Sellers, in such Person’s capacity as such, against Purchaser or any of its Affiliates (including the Companies and any of their Subsidiaries) in connection with this Agreement or the transactions contemplated hereby, including any claim that the Aggregate Consideration or any other amount payable under this Agreement was not properly distributed to such member or securityholder as a result of the assertion by it of any rights under the relevant partnership or LLC Agreement or otherwise or any claim in respect of fiduciary duties (but excluding, for the avoidance of doubt, any Proceeding brought (x) in such Person’s capacity as an employee or former employee of the Companies or any of their Subsidiaries and (y) under this Agreement);

(iv)   Transaction Expenses that remained unpaid as of immediately prior to the Closing and were not taken into account in the final determination of the Net Working Capital Adjustment; and

(v)    Indebtedness of the Companies and its Subsidiaries as of the Closing not taken into account in the final determination of the Net Working Capital Adjustment.

(c)       For purposes of this Agreement, the term “Losses” shall include all losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including interest, penalties, court costs and reasonable legal and accounting fees and expenses), including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments, including any Third Party Claim.

Section 10.2     Indemnification of the Sellers.

(a)       Subject to the terms and conditions of this Article X (including the limitations set forth in Section 10.4), from and after the Closing, Purchaser shall indemnify, defend and hold harmless the Sellers and their Affiliates and their respective Representatives, successors and permitted assigns (the “Seller Indemnitees”) from and against all Losses incurred by any Seller Indemnitee by reason of, arising out of or resulting from:

(i)    the inaccuracy or breach of any representation or warranty of Purchaser contained in or made pursuant to this Agreement, such inaccuracy or breach and amount of Losses determined, except in the case of clauses (a) and (b) of the first sentence of Section 6.8, without regard to any Purchaser Material Adverse Effect (which shall instead be read as adverse effect or change as the context permits), materiality or similar term or qualification; and

(ii)    the failure by Purchaser to perform any covenant or agreement of Purchaser contained in this Agreement.

Section 10.3     Defense of Claims.

(a)       In the event that any Purchaser Indemnitee or Seller Indemnitee shall incur any Losses in respect of which indemnification may be sought by such party pursuant to this Article X, the party seeking such indemnification (the “Indemnitee”) shall assert a claim for indemnification by giving prompt written notice thereof (the “Notice”), which shall describe in reasonable detail the facts and circumstances upon which the asserted claim for indemnification is based, to the party providing indemnification (Purchaser or the Sellers, as the case may be, the “Indemnitor”) and, in the case of a Purchaser Indemnitee, to the Escrow Agent, and shall thereafter keep the Indemnitor reasonably informed with respect thereto; provided that failure of the Indemnitee to give the Indemnitor prompt notice as provided herein shall not relieve the Indemnitor of any of its obligations hereunder, except to the extent (and only to the extent) that the Indemnitor is actually and materially prejudiced by such failure.  In case any third party claim is asserted or third party action or proceeding is brought against any Indemnitee in respect of which indemnification may be sought by the Indemnitee pursuant to this Article X (a “Third Party Claim”), the Indemnitor shall have the right to assume, conduct and control the defense, compromise or settlement thereof, by written notice to the Indemnitee of its intention to do so within thirty (30) days after receipt of the Notice, at the Indemnitor’s own expense, and thereupon to prosecute in the name and on behalf of the Indemnitee any available cross-claims, counter-claims or third party claims arising with respect to the Third Party Claim; provided that, prior to the Indemnitor assuming control of such defense it shall first confirm to the Indemnitee in writing that, subject to the limitations set forth in this Agreement, the Indemnitee shall be entitled to indemnification in respect of such Third Party Claim; provided, that, the Indemnitor shall not have the right without the prior written consent of the Indemnitee to assume the defense of any Third Party Claim if such Third Party Claim (i) relates to any actual or alleged criminal proceeding, action, indictment, allegation or investigation or (ii) seeks an injunction or equitable relief against the Indemnitee that would reasonably be expected to be material. If the Indemnitor shall assume the defense of such Third Party Claim, (i) the Indemnitee shall not consent to the entry of any judgment or enter into any settlement with regards to such Third Party Claim without the prior written consent of the Indemnitor and (ii) the Indemnitor shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) unless in the case of clause (ii), the judgment or settlement provides solely for the payment of money by the Indemnitor (or, in the case of the Sellers, the Escrow Agent from the Escrow Account for an amount less than the Escrow Amount then in the Escrow Account), the Indemnitor makes (or instructs the Escrow Agent to make) such payment (excluding, in all cases, any applicable Deductible portion to be paid or borne by an Indemnitee under Section 10.4(c)) and the Indemnitee receives an unconditional release with respect to such Third Party Claim.  Notwithstanding the assumption by the Indemnitor of the defense of any Third Party Claim as provided in this Section 10.3(a), and without limiting the Indemnitor’s right to assume, conduct and control the defense, compromise or settlement thereof, the Indemnitee shall be permitted to join in the defense of such Third Party Claim and to employ counsel at its own expense; provided that if the Indemnitor assumes control of such defense and the Indemnitee has been advised by counsel in writing that the Indemnitor and the Indemnitee have an actual conflict with respect to such Proceeding, the reasonable fees and expenses of counsel to the Indemnitee solely in connection with such Proceeding shall be considered “Losses” for purposes of this Agreement.

(b)       If the Indemnitor shall fail to notify the Indemnitee of its desire to assume the defense of any such Third Party Claim within the prescribed thirty (30) day period set forth in Section 10.3(a), or shall notify the Indemnitee that it will not assume the defense of any such Third Party Claim, or if the Indemnitor shall fail to conduct the defense of any such Third Party Claim in good faith and at its expense, and such failure continues for more than ten (10) days after written notice thereof from the Indemnitee to the Indemnitor, then the Indemnitee may assume the defense of any such Third Party Claim in the place of the Indemnitor by giving written notice to the Indemnitor, in which event it shall act in good faith and use commercially reasonable efforts to conduct the defense of such Third Party Claim, and the Indemnitor shall be bound by any determinations made in any litigation with respect to such Third Party Claim or any settlement thereof effected by the Indemnitee; provided that any such determinations or settlement shall not affect the right of the Indemnitor to dispute the Indemnitee’s claim for indemnification under the terms of Section 10.1 or Section 10.2; and provided, further, that nothing shall prohibit the Indemnitee from taking any action required or reasonable pending the Indemnitor informing the Indemnitee of its decision to assume or not assume such defense.

Section 10.4     Limitations on Indemnification.

(a)       Survival; Time Limitation.  The representations and warranties, and the covenants and agreements required to be performed or complied with prior to the Closing, in this Agreement shall survive the Closing for a period of twelve (12) months following the Closing Date (“Survival Period”).  Notwithstanding the foregoing, (i) the representations and warranties of the Sellers (or, in the case of Sections 5.4(a) and (b), the Companies) contained in Section 4.1 (Authority; Organization and Qualification), Section 4.2 (Enforceability; Authorization), Section 4.3 (Title to the Units), Section 4.9 (Taxes) and Section 5.4(a) and (b) (Capitalization; Subsidiaries) (the foregoing representations and warranties, the “Seller Specified Representations”), (ii) the representations and warranties of the Companies contained in Section 5.1 (Authority; Organization and Qualification), Section 5.2 (Enforceability; Authorization), Section 5.4(a) and (b) (Capitalization; Subsidiaries), and Section 5.24 (Affiliate Transactions) (the foregoing representations and warranties from the Companies, the “Companies Specified Representations”), (iii) the representations and warranties of Purchaser contained in Section 6.1 (Authority; Organization and Qualification; Capitalization), Section 6.2 (Enforceability; Authorization) and Section 6.7 (Issuance of the Shares) (the foregoing representations and warranties from Purchaser, the “Purchaser Specified Representations”, and together with the Seller Specified Representations and the Companies Specified Representations, the “Specified Representations”)), (iv) the covenants and agreements required to be performed or complied with from and after the Closing (including Section 8.8) and (v) claims for Fraud of a Party (collectively, the “Surviving Claims”), shall survive the Closing until the expiration of the applicable statute of limitations (or, in the case of covenants and agreements, for the shorter period specified therein).  No claim for indemnification under this Article X shall be brought after expiration of the Survival Period, other than claims for indemnification in respect of Surviving Claims.

(b)       Preservation of Claims.  Any claim set forth in a Notice that has been delivered in good faith in accordance with Section 10.3, and the foregoing time frames, as applicable, shall survive until final resolution thereof.

(c)       De Minimis and Deductible.  No amount shall be payable under Section 10.1(a)(i), Section 10.1(b)(i) or Section 10.2(a)(i), as applicable, in respect of any individual warranty breach (a “Warranty Breach”), other than a Warranty Breach of a Specified Representation, unless the Losses from such Warranty Breach exceed $10,000 (the “De Minimis Amount”).  No amount shall be payable under Section 10.1(a)(i), Section 10.1(b)(i) or Section 10.2(a)(i), as applicable, in respect of any Warranty Breach, other than a Warranty Breach of a Specified Representation, unless and until the aggregate amount of all indemnifiable Losses arising from Warranty Breaches and otherwise payable to the applicable Party or, in the case of the Sellers, Parties (disregarding, for the avoidance of doubt, any Warranty Breaches in respect of which the Losses did not exceed the De Minimis Amount) exceeds $200,000 (the “Deductible”), in which event the amount payable shall include only Losses in excess of the Deductible and all future amounts (disregarding, for the avoidance of doubt, any Warranty Breaches in respect of which the Losses did not exceed the De Minimis Amount) that become payable under Section 10.1 or Section 10.2 from time to time thereafter.  With respect to indemnification by the Sellers under Section 10.1(a)(i) and Section 10.1(b)(i), the Deductible will be divided among the Sellers pro rata based on the Applicable Percentages set forth in the Transaction Consideration Disbursement Schedule (for each Seller, its “Sub-Deductible”) and such Sub-Deductibles will be applied on a Seller by Seller basis in respect of each Seller’s applicable share of the relevant Losses.  Sellers will allocate among themselves on a pro rata basis based on the amount of claims they would have recovered disregarding the Deductible and Purchaser Limit any reduction of claims of Sellers resulting from the Deductible and/or Purchaser Limit.

(d)       Calculation of Losses; Duty to Mitigate.  The amount of any Losses that are indemnifiable under this Article X or Section 8.8(a) shall be net of any amounts actually recovered by the Indemnitee under applicable insurance policies or from any other Person alleged to be responsible therefor (less any applicable deductibles, self-insured retentions, retroactive premiums, increase in premiums or other amounts paid in connection with collecting such amounts).  If the Indemnitee actually receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnitor, then such Indemnitee shall promptly reimburse the Indemnitor for any documented payment made or expense incurred by such Indemnitor in connection with providing such indemnification payment up to the amount received by the Indemnitor, net of any expenses incurred by such Indemnitee in collecting such amount.  In no event shall Indemnitee be required to commence a Proceeding in order to satisfy its obligations pursuant to this Section 10.4(d).  Each Indemnitee shall use reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Losses payable under this Article X, in each case to the extent it is commercially reasonable to do so, in the sole, reasonable judgment of the Indemnitee.

(e)       Other Limitations.  The Sellers shall not be liable under this Article X for any Losses relating to any matter to the extent that such matter has been taken into account in the final determination of the Net Working Capital Adjustment.  No Indemnitor will be liable or otherwise responsible to an Indemnitee for any consequential, indirect, incidental, punitive or other special damages (including lost profits), except (i) in the case of Fraud of a Party and (ii) to the extent such damages are determined by a court of competent jurisdiction to be payable by an Indemnitee to a third party.

(f)        Aggregate Amount Limitation.  The aggregate liability for Losses pursuant to Section 10.1(a)(i) (other than, with respect to any such Seller, in respect of any Seller Specified Representations of such Seller) and pursuant to Section 10.1(b)(i) collectively shall not exceed the Escrow Amount, and Purchaser shall have no claim against the Sellers other than for cash and Purchaser Common Stock, in each case in the Escrow Account (other than, with respect to any such Seller, in respect of any Seller Specified Representations of such Seller). With respect to all Losses, other than Losses in respect of Seller Specified Representations, Purchaser must seek recovery only from the Escrow Account.  The aggregate liability for Losses pursuant to Section 10.2(a)(i) (other than in respect of any Purchaser Specified Representations) shall not exceed $7.2 million (the “Purchaser Limit”).  Purchaser shall have the right to either seek recovery directly against the appropriate Seller Indemnitor or, subject to Section 10.4(g), the Escrow Account in connection with Losses in respect of Seller Specified Representations.

(g)       Seller Limitations.  No Seller shall be liable (i) for Losses arising from the inaccuracy or breach of any representation or warranty, or the failure to perform any covenant or agreement, by any other Seller or (ii) with respect to indemnification under Section 10.1(b).  No Seller will be liable for more than such Seller’s Applicable Percentage of Losses (set forth opposite such Seller’s name on the Transaction Consideration Disbursement Schedule) with respect to (x) any indemnification pursuant to Section 10.1(b) or (y) any indemnification in respect of the Capitalization Rep pursuant to Section 10.1(a)(iii).  In order to achieve the foregoing, the Escrow Account will be divided into sub-accounts (each a “Sub-Account”) for each Seller, and, for the avoidance of doubt, in the event the amount in any given Seller’s Sub-Account is insufficient to make full payment of such Seller’s applicable portion of an indemnity payment to be made, no amount may be taken from the Sub-Account of any other Seller to satisfy such deficiency.  In order to ensure that the Purchaser Indemnitees not be disadvantaged by the order in which claims are brought by virtue of the Sub-Account structure, if (A) a Purchaser Indemnitee recovers any Losses in respect of a Seller Specified Representation from any Seller’s Sub-Account, (B) subsequent to such recovery, a Purchaser Indemnitee becomes entitled to indemnification for Losses for which the Purchaser Indemnitee’s sole recourse would otherwise be limited (but for the operation of this sentence) to the Escrow Amount (“Limited Recourse Losses”) and (C) the amount of such Limited Recourse Losses exceeds the amount then remaining in such Seller’s Sub-Account, then the Purchaser Indemnitee shall be entitled to recover directly from such Seller such excess amount up to the Outside Pool Amount.  As used herein, the term “Outside Pool Amount” means, at any given time, (1) the total amount of Losses in respect of such Seller’s Seller Specified Representations which have been previously paid from Seller’s Sub-Account less (2) any amount previously paid directly (i.e. not from the Escrow Account) by such Seller in respect of Limited Recourse Losses. For the avoidance of doubt, a Purchaser Indemnitee shall always have the right, in its sole discretion, to make a claim in respect of a Seller Specified Representation directly against the applicable Seller(s).

Section 10.5     Release of Escrow Amount.

(a)       Upon the final resolution of the amount of a Purchaser Indemnitee’s Losses in respect of any claim for indemnification under this Agreement for which such Purchaser Indemnitee shall have delivered a Notice to the Sellers and the Escrow Agent in accordance with the terms of this Agreement (a “Pending Claim”), the Seller Representative and Purchaser shall jointly instruct the Escrow Agent under the Escrow Agreement to deliver to the pertinent Purchaser Indemnitee the amount of such Losses resolved as payable from the Escrow Agent to such Purchaser Indemnitee (subject to the limitations set forth in this Article X, including Section 10.4(g)).

(b)       On the second Business Day following the twelve (12) month anniversary of the Closing Date, the Purchaser and the Seller Representative shall, with respect to each Seller, issue a joint instruction, and the Escrow Agent shall deliver to the Seller Representative (for distribution to such Seller) (i) the Escrow Amount remaining in such Seller’s Sub-Account minus (ii) the aggregate amount of all Pending Claims then outstanding to the extent Losses in respect of such Pending Claims are potentially payable from such Seller’s Sub-Account.  The Escrow Agent shall retain in such Seller’s Sub-Account an amount equal to the aggregate amount of all Pending Claims outstanding to the extent Losses in respect of such Pending Claims are potentially payable from such Seller’s Sub-Account (such Seller’s “Indemnity Reserve Amount”) until such claims are finally resolved and the Escrow Agent receives notice to such effect pursuant to joint instructions from Purchaser and the Seller Representative or until release in accordance with Section 10.5(c).

(c)       Following final resolution of any Pending Claim for which an Indemnity Reserve Amount has been established with respect to a given Seller, the Seller Representative and Purchaser shall jointly instruct the Escrow Agent under the Escrow Agreement to deliver to the Seller Representative (for distribution to such Seller) the excess of any Escrow Amount remaining in such Seller’s Sub-Account minus the sum of all such Seller’s remaining Indemnity Reserve Amounts in respect of Pending Claims then outstanding.

(d)       Any release of a portion of the Escrow Amount to Purchaser shall consist of (i) cash to the extent payable from the Sub-Accounts of Non-Employee Sellers and (ii) Purchaser Common Stock to the extent payable from the Sub-Accounts of Employee Sellers.  The value of one share of Purchaser Common Stock shall be deemed to equal the Stock Price.

Section 10.6     Exclusive Remedy. Each of Purchaser, on behalf of itself and all other Purchaser Indemnitees, and each Seller, on behalf of itself and all other Seller Indemnitees, hereby acknowledges and agrees that, from and after the Closing, its sole remedy with respect to any and all claims for money damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article X.  Notwithstanding any of the foregoing, nothing contained in this Article X shall in any way impair, modify or otherwise limit Purchaser’s or any Seller’s right to bring any claim against the other Party in accordance with Section 12.8 based upon such other Party’s Fraud, it being understood that a mere breach of a representation and warranty, without intentional and willful misrepresentation, does not constitute Fraud.

Section 10.7     Tax Matters. Other than Section 10.1(c) and Section 10.4, the provisions of this Article X shall not apply to indemnification with respect to matters relating to Taxes, which shall be governed exclusively by Section 8.8.

Section 10.8     Seller Representative.  The Seller Representative will act on behalf of the Sellers for all purposes under this Article X.

ARTICLE XI

TERMINATION

Section 11.1     Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)       by mutual written agreement of Purchaser and the Sellers at any time;

(b)       by either Purchaser or the Seller Representative if the Acquisition shall not have been consummated by June 1, 2015 (the “Termination Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Acquisition to occur on or before the Termination Date if such action or failure to act constitutes a breach of this Agreement;

(c)       by either Purchaser or the Seller Representative if a Governmental Authority shall have issued an order, decree, judgment or ruling, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Acquisition, which order, decree, ruling or other action is final and nonappealable;

(d)       by the Seller Representative upon a breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Article IX would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Purchaser is curable by Purchaser prior to the Termination Date, then the Sellers may not terminate this Agreement under this Section 11.1(d) for twenty (20) days after delivery of written notice from the Seller Representative to Purchaser of such breach, provided Purchaser continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Sellers may not terminate this Agreement pursuant to this Section 11.1(d) if any Seller or Company has materially breached this Agreement or if such breach by Purchaser is cured during such twenty (20)-day period); or

(e)       by Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of the Sellers or the Companies set forth in this Agreement, or if any representation or warranty of the Sellers or the Companies shall have become untrue, in either case such that the conditions set forth in Article IX would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Sellers or the Company, as applicable, prior to the Termination Date, then Purchaser may not terminate this Agreement under this Section 11.1(e) for twenty (20) days after delivery of written notice from Purchaser to the Seller Representative of such breach, provided the Sellers or the Companies (as applicable) continue to exercise commercially reasonable efforts to cure such breach (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 11.1(e) if it shall have materially breached this Agreement or if such breach by the Sellers or the Companies is cured during such twenty (20)-day period).

Section 11.2     Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 11.1 above will be effective immediately upon (or, if the termination is pursuant to Section 11.1(d) or Section 11.1(e) and the proviso therein is applicable, twenty (20) days after) the delivery of written notice of the terminating Party to the other Parties hereto validly terminating this Agreement in accordance with Section 11.1.  In the event of the termination of this Agreement as provided in Section 11.1, this Agreement shall be of no further force or effect and the transactions contemplated hereby shall be abandoned, except that: (i) Section 8.1 (Public Disclosure), Section 8.2(a) (Confidentiality) and Article XII (General Provisions) (excluding Section 12.6 thereof to the extent it relates to provisions that do not survive) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for any knowing and intentional breach of this Agreement.

Section 11.3     Fees and Expenses.  Except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses whether or not the transactions contemplated by this Agreement are consummated.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1     Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the Parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a Party as shall be specified by like notice):

if to Purchaser, to:

Greenhill & Co., Inc.
300 Park Avenue
New York, NY  10022
Attention:  Patricia Moran
Telephone:  (212) 389-1500
Telecopy:  (212) 389-1700
Email:  patricia.moran@greenhill.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036-6522
Attention:   Marie L. Gibson, Esq.
Telephone: (212) 735-3207
Telecopy: (917) 777-3207
Email:  marie.gibson@skadden.com

if to any Seller, to:

c/o Stephen Sloan, in his capacity as the Seller Representative
2101 Cedar Springs Rd, Suite 1200
Dallas, Texas  75201
Attention:  Stephen Sloan
Telephone:  (214) 871-5404
Telecopy:  (214) 871-5401
ssloan@Cogent-Partners.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:  William L. Taylor, Esq.
Telephone:  (212) 450-4133
Telecopy:  (212) 701-5800
Email:  william.taylor@davispolk.com

Section 12.2     Interpretation.  All references to currency amounts in this Agreement shall mean United States dollars.  The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated.  When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement.  Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Unless otherwise indicated, “as of the date hereof” shall mean “as of February 9, 2015.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity.  Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The term “made available” (or terms with similar import) shall mean as posted in the Companies’

electronic data room (https://services.intralinks.com) or the Companies’ Netsuite system at least one (1) day prior to the date hereof or delivered to Purchaser’s counsel on the date hereof or as otherwise provided to Purchaser in writing prior to the date hereof.

Section 12.3     Counterparts; Facsimile Signatures.  This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.  Delivery by facsimile to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 12.4     Entire Agreement; Third Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Exhibits, Schedules, and the Seller Consent Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.  This Agreement is not intended to confer upon any other Person any rights or remedies hereunder except for the D&O Indemnities pursuant to Section 8.9 and the Indemnitees pursuant to Article X and Section 12.4, Section 12.8, Section 12.9, and Section 12.11.

Section 12.5     Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto.  The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 12.6     Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 12.7     Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 12.8     Consent to Jurisdiction and Service of Process.  Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby may only be instituted in any state or federal court in the State of New York, and each Party waives any objection which such Party may now or hereafter have to the laying of the venue of any such action, suit or proceeding, and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding.

Section 12.9     WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 12.10   Rules of Construction.  The Parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 12.11   Assignment.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that Purchaser shall have the right to assign all or a portion of its rights, interests and obligations under and pursuant to this Agreement to any lender or other source of financing to Purchaser or any of its Subsidiaries (so long as any such assignment shall not relieve Purchaser of its obligations hereunder and the Sellers shall not be prejudiced thereby).  Notwithstanding the foregoing, Purchaser may assign some or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly-owned Subsidiary of Purchaser, but such assignment shall not relieve Purchaser of its obligations hereunder and provided that the Sellers shall not be prejudiced thereby. In the event of such an assignment, the term “Purchaser” shall be deemed to include such Subsidiary for all purposes.  Subject to the first sentence of this Section 12.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 12.12   Amendment.  This Agreement may be amended only by the execution of an instrument in writing manually signed on behalf of Purchaser, the Companies and the Seller Representative.

Section 12.13   Extension; Waiver.  At any time prior to the Closing, any Party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein.  Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 12.14   Disclosure Schedules.  The Parties have set forth information on their respective Disclosure Schedule in a section thereof that corresponds to the Section of this Agreement to which it relates. A matter set forth in one section of a Disclosure Schedule need not be set forth in any other section or with respect to any other Section of this Agreement so long as its relevance to such other section of the Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made.  The Parties acknowledge and agree that (a) the Disclosure Schedules may include certain items and information solely for informational purposes for the convenience of the Parties and (b) the disclosure by a Party of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgment by such Party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above.

COGENT PARTNERS, LP

By:	/s/ Stephen Sloan
	Name:	Stephen Sloan
	Title:	Managing Partner

CP COGENT SECURITIES, LP

By:	/s/ Stephen Sloan
	Name:	Stephen Sloan
	Title:	Managing Partner

COGENT PARTNERS EUROPE, LLP

By:	/s/ Stephen Sloan
	Name:	Stephen Sloan
	Title:	Designated Member

GREENHILL & CO., INC.

By:	/s/ Scott L. Bok
	Name:	Scott L. Bok
	Title:	Chief Executive Officer

SELLER REPRESENTATIVE

/s/ Stephen Sloan
Stephen Sloan

COGENT GP, LLC

By:	/s/ Stephen Sloan
	Name:	Stephen Sloan
	Title:	Manager

COGENT PARTNERS INVESTMENTS, LLC

By:	/s/ Stephen Sloan
	Name:	Stephen Sloan
	Title:	Manager

Apogee LLC

By:	/s/ George A. Singer
Name: George A. Singer
Title: Manager

/s/ Bernhard Engelien
Bernhard Engelien

/s/ Brenlen Jinkens
Brenlen Jinkens

/s/ Brian Mooney
Brian Mooney

/s/ Colin McGrady
Colin McGrady

/s/ Ira Ehrenpreis
Ira Ehrenpreis

/s/ John Barrett
John Barrett

/s/ Ken Barrett
Ken Barrett

Lakeside Capital

By:	/s/ John Hemmingson
	Name:	John Hemmingson
	Title:	Managing Director and Chairman of Lakeside Capital Group

Lodestar Capital, LP

By:	/s/ James G. Seaberg
	Name:	James G. Seaberg
	Title:	Manager

/s/ Mark Chapman
Mark Chapman

/s/ Mark Dunn
Mark Dunn

New Capital Partners Private Equity Fund, L.P.

By:	/s/ Jim Little
	Name:	Jim Little
	Title:	Managing Partner

/s/ Scott Myers
Scott Myers

Singer Bros. LLC

By:	/s/ George A. Singer
	Name:	George A. Singer
	Title:	Manager

Sloan Descendants 2011 Irrevocable Trust

By:	/s/ Stephen Sloan
	Name:	Stephen Sloan
	Title:	Trustee

Sloan Family 2011 Irrevocable Trust

By:	/s/ Stephen Sloan
	Name:	Stephen Sloan
	Title:	Trustee

/s/ Stephen Sloan
Stephen Sloan

/s/ M. Todd Miller
M. Todd Miller

/s/ William D. Murphy
William D. Murphy